Exhibit 2.2

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and among

HARSCO CORPORATION,

CHART INDUSTRIES, INC.

(solely with respect to Section 11.19)

and

E&C FINFAN, INC.

Dated as of May 8, 2019

i

EXHIBITS

Exhibit A	Form of Bill of Sale, Assignment and Assumption Agreement
Exhibit B	Form of IP Assignment Agreements
Exhibit C	Form of Joint Defense Agreement
Exhibit D	Illustrative Target Net Working Capital Calculation
Exhibit E	Form of Transition Services Agreement

INDEX OF DEFINED TERMS

Defined Terms	Page
1099 Contractor	1
Acquiror	1
Acquiror Indemnified Parties	59
Acquiror Plans	52
Acquiror’s 401(k) Plan	51
Acquisition	41
Action	1
Active Business Employees	50
Affiliate	1
Agreement	1
Ancillary Agreements	1
Antitrust Clearance	56
Approvals	38
Assumed Company Plans	12
Assumed Contracts	11
Assumed Liabilities	14
Audited and Reviewed Financial Statements	41
Bill of Sale, Assignment and Assumption Agreement	1
Books and Records	11
Business	1
Business Confidential Information	48
Business Day	2
Business Employees	2
Closing	17
Closing Amount	17
Closing Date	17
Closing Net Working Capital	19
Closing Receivables	45
Closing Target	19
COBRA	29
Code	2
Company	1
Company Confidential Information	48
Company FSA	52
Company FSA End Date	52
Company Indemnified Parties	60
Company Marks	2
Company Plan	29
Company’s 401(k) Plan	51
Company’s Knowledge	6

Defined Terms	Page
Confidentiality Agreement	38
Consultation Period	19
Continuing Support Obligation	42
Contract	10
Control	2
Corporate Policies	43
Current Assets	2
Current Liabilities	2
Deductible Amount	60
Direct Claim	61
Disclosure Schedule	21
End Date	57
Environmental Condition	2
Environmental Law	3
Environmental Permit	3
Equipment	12
ERISA	3
ERISA Affiliate	3
Estimated Closing Statement	18
Excluded Assets	12
Excluded Employees	3
Excluded Liabilities	15
Final Closing Statement	20
Final Net Working Capital	20
Final Target	20
Financial Statements	23
Financing	3
Financing Sources	3
Financing Sources Related Parties	3
Fraud	4
FSA Balances	53
FSA Participants	52
Fundamental Representations	4
GAAP	4
Governmental Entity	4
Governmental Order	4
Hazardous Material	4
HSR Act	4
Inactive Business Employee	4
Indebtedness	5
Indemnified Party	60
Indemnifying Party	60

v

Independent Accounting Firm	19
Indian Business Assets	50
Indian Business Employee	5
Insurance Policies	32
Intellectual Property	5
Inventory	5
IP Assignment Agreements	6
IRS	6
IT Asset Contract	6
IT Assets	6
Joint Defense Agreement	6
Knowledge of the Acquiror	6
Knowledge of the Company	6
Law	6
Leased Real Property	6
Legal Process	48
Liabilities	6
Lien	7
Local Agreements	50
Losses	7
Material Adverse Effect	7
Material Customers	32
Material Suppliers	32
Net Working Capital	8
New York Courts	68
Non-Reimbursable Losses	64
Notice of Disagreement	19
Parent	1
Permits	24
Permitted Liens	8
Person	8
Post-Closing Adjustment	21
Post-Closing Consents	40
Pre-Closing Insurance Matter	43
Pre-Closing Period	35
Pre-Closing Tax Period	8
Product	8

PTO Rollover	51
Purchase Price	17
Real Estate Lease	8
Recall	31
Receivables	11
Reference Balance Sheet	23
Related to the Business	8
Release	8
Remedial Action	39
Representative	9
Required Payments	9
Retained Litigation	13
Review Period	19
Shared Contracts	9
Software	9
Specified Warranty Breaches	59
Straddle Period	9
Subsidiary	9
Support Obligations	42
Support Services	43
Target Net Working Capital	9
Tax	9
Tax Returns	10
Third Party Claim	61
Third Party Rights	17
Trademarks	5
Transaction Agreements	10
Transaction Expenses	10
Transfer Taxes	49
Transferred Assets	10
Transferred Employee	51
Transferred Employee Records	11
Transferred IP	11
Transition Services Agreement	10
Warranty Breach	59
willful and material breach	58

This ASSET PURCHASE AGREEMENT, dated as of May 8, 2019 (this “Agreement”), is made by and among HARSCO CORPORATION, a Delaware corporation (the “Company”), E&C FINFAN, INC., a Delaware corporation (the “Acquiror”), and, solely with respect to Section 11.19, CHART INDUSTRIES, INC., a Delaware corporation (“Parent”).

WHEREAS, a segment of the Company is engaged in the business of designing, manufacturing, servicing, repairing and selling air-cooled heat exchangers and related repair parts (collectively, the “Business”); and

WHEREAS, the Company wishes to sell, and to cause to be sold, to the Acquiror, and the Acquiror wishes to purchase from the Company, certain of the assets of the Company, in each case, upon the terms and subject to the conditions set forth in this Agreement. In addition, the Acquiror wishes to assume, and the Company wishes to have the Acquiror assume, certain of its Liabilities, in each case upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration for the premises and mutual covenants, representations, warranties and agreements hereinafter set forth, the parties to this Agreement agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. As used herein, the following terms not otherwise defined have the following respective meanings:

“1099 Contractor” means Persons who are expected to receive a Form 1099 from the Company or any Subsidiary for providing services as independent contractors of the Business as of the date of this Agreement.

“Action” means any litigation, claim, action, suit, cause of action, petition, controversy, assessment, audit, charge, complaint, grievance, notice, demand, arbitration, hearing or other similar proceeding to, from, by or before any Governmental Entity, whether civil, criminal or administrative.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.

“Ancillary Agreements” means the Bill of Sale, Assignment and Assumption Agreement, IP Assignment Agreements, Transition Services Agreement and Joint Defense Agreement.

“Bill of Sale, Assignment and Assumption Agreement” means the Bill of Sale, Assignment and Assumption Agreement between the Company and the Acquiror, substantially in the form attached hereto as Exhibit A.

“Business Day” means any day other than Saturday, Sunday or other day on which banks in the City of New York are required or permitted by Law to close.

“Business Employees” means those current employees of the Company or its Subsidiaries whose services primarily relate to the Business and who are employed or engaged, or otherwise provide services, at the Leased Real Property (including employees on short-term or long-term disability as of the Closing Date), but excluding the Excluded Employees.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Marks” means any and all Trademarks containing “Harsco”, or any confusingly similar variations or derivatives thereof, whether used alone or in combination with other words.

“Control” means, with respect to the relationship between or among two or more Persons, the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of another Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person. The terms “Controlled by”, “Controlled”, “under common Control with” and “Controlling” shall have correlative meanings.

“Current Assets” means, as of a particular date of determination, all current assets Related to the Business calculated in accordance with GAAP applied on a basis consistent with the preparation of the Financial Statements utilizing only those items and accounts set forth on Section 1.1(a) of the Disclosure Schedule.

“Current Liabilities” means, as of a particular date of determination, all current liabilities Related to the Business calculated in accordance with GAAP applied on a basis consistent with the preparation of the Financial Statements utilizing only those items and accounts set forth on Section 1.1(a) of the Disclosure Schedule.

“Environmental Condition” means (i) any pollution or contamination of the environment, nuisance, trespass, damage to the Leased Real Property or any real property, personal property or natural resource or harm or alleged harm to human health or safety, in each case, relating to the presence, Release, use, generation, storage, treatment, disposal, processing, recycling, transportation, transfer, emission, discharge, labeling, marketing, distribution or sale of any Hazardous Materials, including the post-Closing migration or degradation of Hazardous Materials, that, in each case, exist or were Released prior to or as of the Closing and that, in each case, is in violation of or creates or would reasonably be expected to create Liability under any Environmental Law, whether or not at the time the facts and circumstances resulting in the condition occurred or were created were a violation of or created Liability under any Environmental Law, including any Release prior to or as of the Closing of Hazardous Materials on any property to which Hazardous Materials generated, stored, transported or transferred by the Business come to be located; (ii) any noncompliance or alleged noncompliance with Environmental Laws related to the Business or the Transferred Assets that occurred prior to or is continuing as of the Closing Date and (iii) any matter set forth on Section 3.10 of the Disclosure Schedule.

“Environmental Law” means any and all Laws regulating, relating to or imposing liability or standards of conduct concerning protection of the environment, natural resources or worker health and safety (to the extent relating to exposure to hazardous or toxic materials) or the presence, use, generation, storage, treatment, disposal, recycling, emission, discharge, labeling, marketing, distribution or sale of any pollutants or hazardous or toxic materials, substances or wastes into air, surface water, groundwater or any environmental media.

“Environmental Permit” means any permit, license, registration and any other approval required of the Business under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any Person, each corporation, trade or business that is, along with such Person, part of the controlled group of corporations, trades or businesses under common control within the meaning of Sections 414(b), (c), (m) or (o) of the Code.

“Excluded Employees” means the employees, directors and individual independent contractors set forth on Section 1.1(b) of the Disclosure Schedule.

“Financing” means the amounts the Financing Sources have committed, subject to the terms and conditions set forth in the definitive letters or agreements related thereto, to lend to the Acquiror and its Affiliates for the purposes of funding a portion of the Required Payments, including pursuant to existing credit facilities.

“Financing Sources” means the entities that, from time to time, have committed to provide or arrange, or have entered into definitive letters or agreements related to, any debt financings related to this Agreement and the transactions contemplated hereby, including the parties to any existing credit facilities of the Acquiror and its Affiliates.

“Financing Sources Related Parties” means the Financing Sources and the commitment parties that are parties to any definitive letters or agreements in respect of any Financing and together with their respective Affiliates and their respective Affiliates’ officers, directors, employees, controlling persons, agents and representatives.

“Fraud” means, with respect to any Person, and with respect to the making of any representation or warranty by such Person in this Agreement or in any Ancillary Agreement, (i) a representation or warranty by such Person; (ii) which such Person knew or believed to be false; (iii) which such Person made with the intention of inducing reliance by another Person; (iv) upon which such other Person to whom such representation or warranty was made relied; and (v) which caused such other Person to whom such representation or warranty was made to suffer damages as a result of such reliance. For the avoidance of doubt, the definition of “Fraud” in this Agreement does not include, and no claim may be made by any Person in relation to this Agreement or the transactions contemplated hereby for (A) constructive fraud or other claims based on constructive knowledge or (B) negligent misrepresentation, equitable fraud or any other fraud based claim or theory that requires something less than actual knowledge or belief that a statement or other information or materials were false.

“Fundamental Representations” shall mean the representations and warranties set forth in Section 3.1, Section 3.2, and Section 3.17.

“GAAP” shall mean United States generally accepted accounting principles and practices as in effect from time to time, consistently applied.

“Governmental Entity” means any government or any court, arbitral tribunal, mediation tribunal, administrative agency or commission or other federal, state, local, transnational or foreign governmental or regulatory authority, agency, department, board, bureau or instrumentality.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, award, civil investigative demand, decision, ruling, charge, subpoena, verdict or other restriction entered, issued or made by or with any Governmental Entity (whether preliminary or final).

“Hazardous Material” means any substance, pollutant, contaminant, material and waste that is defined or classified in or regulated by any applicable Environmental Law as “hazardous,” “toxic,” “dangerous,” a “pollutant,” a “contaminant” or words of similar meaning, including asbestos, asbestos-containing materials, polychlorinated biphenyls, petroleum or petroleum products poly-and-per-fluoroalkyl chemicals, bisphenol A, phthalates, toxic mold, or radiation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations under such Act.

“Inactive Business Employee” means a Business Employee who is not actively at work as of the Closing Date due to workers compensation, short term disability, long-term disability or any other approved continuous leave of absence (excluding paid-time off or other intermittent leave).

“Indebtedness” means, as applied to any Person, as of a particular date of determination, without duplication, (i) indebtedness of such Person for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) indebtedness of such Person evidenced by any note, bond, debenture or other debt security, (iii) indebtedness of such Person for the deferred purchase price of property or services with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business), (iv) indebtedness guaranteed in any manner by such Person (including guarantees in form of an agreement to repurchase or reimburse) and (v) obligations under finance leases as defined by Accounting Standards Codification

Topic 842-Leases with respect to which such Person is liable as obligor or guarantor; provided, that Indebtedness shall not include any amounts under non-cancellable purchase commitments of the Business up to the aggregate amount of the portion of the total 2019 capital expenditure budget (which is set forth in Section 1.1(c) of the Disclosure Schedule) that has not been spent as of the Closing Date.

“Indian Business Employee” means those current employees of the Company or its Subsidiaries whose services primarily relate to the Business and who are employed or engaged, or otherwise provide services, at Harsco India Services Pvt. Ltd., Western Aqua, 8th Floor, Plot No. 1-4, Survey No. 8, Kondapur, Serilingampally, Hyderabad – 500 084 (including employees on short-term or long-term disability as of the Closing Date).

“Intellectual Property” means all intellectual, industrial and proprietary rights in any jurisdiction throughout the world, including (i) patents, patent disclosures, inventions, invention disclosures, utility models and industrial designs, and all patent applications, renewals, divisionals, continuations, continuations-in-part, re-issues, re-examinations and other patents and applications claiming priority therefrom or issuing therein, (ii) copyrights and copyrightable works of authorship, including copyrights in Software, databases, documentation and related items, and all moral rights therein, and all applications and registrations thereof, (iii) trademarks, service marks, certification marks, trade names, corporate names, Internet domain names, social media accounts and handles, trade dress, logos, slogans and other source indicators, all common law rights therein, and the goodwill appurtenant thereto, and all applications and registrations thereof (“Trademarks”), (iv) trade secrets and other confidential and proprietary information, including technology, know-how, rights in ideas, developments, improvements, drawings, algorithms, processes, formulae, models, designs, methods, techniques, technical data, specifications, reports, analyses, customer lists, supplier lists, business and marketing plans, and pricing and cost information, and (v) any rights recognized under applicable Laws that are equivalent or similar to any of the foregoing.

“Inventory” shall mean raw materials, work in progress, goods consigned by the Company, finished goods, parts, packaging, supplies and labels (including any of the foregoing held for the benefit of the Business in the possession of third party manufacturers, suppliers, dealers, distributors or others in transit).

“IP Assignment Agreements” means the Intellectual Property Assignment and Assumption Agreements between the Company and the Acquiror, substantially in the forms attached hereto as Exhibit B.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case to the extent Related to the Business.

“IT Asset Contract” means each Contract relating to or regarding any IT Asset that is specifically referenced on Schedule 2 of the Transition Services Agreement (Information Technology & Infrastructure), in each case, that is entered into prior to the Closing and is between the Company or any of its Affiliates, on the one hand, and one or more third parties, on the other hand, that directly benefit both (i) the Business or the Transferred Assets, on the one hand, and (ii) any Excluded Asset or any business of the Company or any of its Affiliates (other than the Business), on the other hand.

“Joint Defense Agreement” means the Joint Defense Agreement between the Company and the Acquiror, substantially in the form attached hereto as Exhibit C.

“Knowledge of the Acquiror” means, with respect to any particular matter, the actual knowledge, after reasonable inquiry, of the individuals listed on Section 1.1(d) of the Disclosure Schedule.

“Knowledge of the Company” or “Company’s Knowledge” means, with respect to any particular matter, the actual knowledge, after reasonable inquiry, of the individuals listed on Section 1.1(e) of the Disclosure Schedule.

“Law” means any foreign, federal, state, provincial or local law, statute, ordinance, rule (including common law), regulation, Action, code, decree or other legally enforceable requirement of any Governmental Entity, and includes rules and regulations of any regulatory or self-regulatory authority.

“Leased Real Property” means the real property leased by the Company as tenant, subtenant or otherwise, in each case Related to the Business and as set forth on Section 1.1(f) of the Disclosure Schedule.

“Liabilities” means any debt, liability, obligation, cost or expense of any nature, whether matured or unmatured, fixed or unfixed, determined or determinable, absolute or contingent, accrued or unaccrued, known or unknown, disclosed or undisclosed, liquidated or unliquidated, secured or unsecured, asserted or unasserted, conditional, and whether due or to become due.

“Lien” means any title defect or objection, lien (statutory or otherwise), priority, pledge, mortgage, deed of trust, security interest, claim (whether or not made, known or contingent), judgment, charge, pledge, covenant, restriction, lease, option, conditional sale or other title retention agreement, any assignment or deposit arrangement in the nature of a security deposit, easement, transfer restriction under any stockholder or similar agreement, or any other similar restriction, encumbrance or limitation whatsoever.

“Losses” means all losses, damages, costs, expenses, liabilities, obligations, awards, judgments, settlements, Taxes, fees, expenses and claims of any kind (including any Action brought by any Governmental Entity or other Person and including reasonable attorneys’, accountants’ and other professionals’ fees and expenses).

“Material Adverse Effect” means any fact, change, impact, event, occurrence, effect, circumstance or development (or combination of the foregoing) which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Business, taken as a whole; provided, however, no such fact, change, impact, event, effect, circumstance or development to the extent resulting from or arising in connection with the following shall constitute (or be taken into account in determining the occurrence of) a Material Adverse Effect: (i) the announcement of this Agreement or the consummation of the transactions contemplated by this Agreement, in each case to the extent related to the specific identity of the Acquiror and Parent (including the loss of Business Employees, customers or other business relationships resulting therefrom), (ii) changes or conditions affecting generally the industries in which the Business operates, whether international, national, regional or local, (iii) changes or conditions affecting the economy as a whole or capital markets generally, (iv) changes in general regulatory or political conditions, including the announcement, declaration, commencement, occurrence, continuation, outbreak, escalation or threat of any civil unrest, war or armed hostilities (including the worsening thereof), or any act or acts of terrorism, (v) changes in applicable Law or GAAP or other accounting standards or any interpretations thereof, in each case to the extent required to be implemented by the Business, (vi) any conditions resulting from natural disasters or weather developments, including pandemics, earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides, and wildfires, manmade disasters or acts of God, (vii) any failure to meet any projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect), (viii) the Retained Litigation, (ix) any information in the Disclosure Schedule that is reasonably apparent on its face to be applicable to the representations and warranties set forth in Section 3.5 or (x) any actions taken or omitted to be taken by the Company or any of its Subsidiaries at the written request of the Acquiror; provided, further, however, that, any of the matters set forth in clauses (ii) through (vi) shall be taken into account in determining whether there is a Material Adverse Effect only to the extent that such matters have a materially disproportionate adverse effect on the Business as compared to other businesses operating in the industries in which the Business operates.

“Net Working Capital” means, as of a particular date of determination, Current Assets less Current Liabilities as adjusted for the inclusion or exclusion of only those items and accounts set forth on Section 1.1(a) of the Disclosure Schedule as of such date.

“Permitted Liens” means (i) Liens that arise out of Taxes not yet due or payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings (and in compliance with each Real Estate Lease) and for which appropriate reserves have been established, (ii) workmen’s, repairmen’s or other similar Liens arising or incurred by the operation of Law in the ordinary course of business, (iii) liens of lessors under the Real Estate Lease, (iv) minor title defects, recorded easements or other Liens affecting real or personal property, which defects, easements or Liens do not, individually or in the aggregate, materially impair the use or occupancy, as applicable, of the real or personal property to which they relate, assuming that the property is used on substantially the same basis as such property is currently being used by the Business, (v) zoning, planning and other similar limitations and restrictions, and all rights of any Governmental Entity to regulate a property, which are not currently violated in any material respect by the use or occupancy of the Leased Real Property, (vi) Liens disclosed on the Financial Statements, (vii) non-exclusive licenses of Intellectual Property granted in the ordinary course of business or (viii) Liens disclosed on Section 1.1(g) of the Disclosure Schedule.

“Person” means any corporation, association, partnership, limited liability company, organization, business, individual or other entity or similar group, including any Governmental Entity.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Product” means any product in development, manufactured, licensed, designed, produced, distributed or sold by or behalf of the Business prior to the Closing Date.

“Real Estate Lease” shall mean each Contract set forth on Section 1.1(h) of the Disclosure Schedule.

“Related to the Business” means (i) used primarily in, or (ii) arising, directly or indirectly, primarily out of the operation or conduct of, in each case, the Business as conducted by the Company and its Subsidiaries.

“Release” shall have the same meaning as in Section 101 of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601.

“Representative” of a Person means each of its Affiliates and each of its and their respective directors, officers, employees, advisors, agents, consultants, attorneys, accountants, investment bankers and other representatives.

“Required Payments” means, collectively, a portion of (i) the Closing Amount and the other payments required to be made by the Acquiror pursuant to Article II, (ii) the fees and expenses required to be paid by the Acquiror and its Affiliates in connection with the transactions contemplated by this Agreement and the Financing, and (iii) any other amounts required to satisfy all of the other payment obligations of the Acquiror and its Affiliates as of the Closing Date.

“Shared Contracts” means each Contract that is entered into prior to the Closing which is between the Company or any of its Affiliates, on the one hand, and one or more third parties, on the other hand, that directly benefit both (i) the Business or the Transferred Assets, on the one hand, and (ii) any Excluded Asset or any business of the Company or any of its Affiliates (other than the Business), on the other hand, including those set forth on Section 1.1(i) of the Disclosure Schedule, but excluding the IT Asset Contracts.

“Software” means computer programs, applications, tools, developer kits, firmware, compilers, algorithms, models and methodologies, whether in source code, object code or other form, and all documentation related thereto.

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company or other business association or entity, whether incorporated or unincorporated, of which (i) such Person or any other Subsidiary of such Person is a general partner or a managing member, (ii) such Person and/or one or more of its Subsidiaries holds voting power to elect a majority of the board of directors or other governing body performing similar functions, or (iii) such Person and/or one or more of its Subsidiaries, directly or indirectly, owns or controls more than 50% of the equity, membership, partnership or similar interests.

“Target Net Working Capital” means an amount equal to the historical twelve (12) month average of the Net Working Capital of the Business, measured as of the end of each month over the twelve (12) month period ending as of the end of the month immediately prior to the month in which the Closing occurs, which shall be calculated in accordance with Exhibit D attached hereto (which, for the avoidance of doubt, contains an illustrative calculation of the Target Net Working Capital with respect to the twelve (12) month period ending as of March 31, 2019).

“Tax” or “Taxes” means any and all federal, state, county, provincial, local, foreign and other taxes, including all net income, gross income, gross receipts, premium, estimated, sales, use, ad valorem, property, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp and occupation taxes, together with any interest, additions to tax or interest, and penalties with respect thereto imposed by any Tax authority.

“Tax Returns” means any return, report, declaration, claim for refund, information return or other document (including attached schedule, statement or information) filed or required to be filed with a Tax authority in connection with the determination, assessment or collection of any Tax of any party or the administration of any laws, regulations or administrative requirements relating to any Tax (including any amendment thereof).

“Transaction Agreements” means this Agreement and each of the Ancillary Agreements.

“Transaction Expenses” means all fees, commissions and expenses (including legal, accounting, brokerage, finder, investment banking, advisory and other fees and expenses) incurred by the Company (or for which the Company could become liable) as a result of the transactions contemplated by, the Transaction Agreements.

“Transition Services Agreement” means the Transition Services Agreement between the Company and the Acquiror, substantially in the form attached hereto as Exhibit E.

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale of Assets.

(a) Transferred Assets. Upon the terms and subject to the conditions set forth in this Agreement and except for the Excluded Assets and the Indian Business Assets, at the Closing, the Company shall sell, convey, assign, transfer and deliver (and shall cause to be sold, conveyed, assigned, transferred and delivered) to the Acquiror, and the Acquiror shall purchase, acquire and accept from the Company, all of the Company’s and its Subsidiaries’ right, title and interest, in each case free and clear of all Liens other than Permitted Liens, in, to and under all of the assets, properties, leases, rights, interests, Contracts and claims, in each case, to the extent Related to the Business and as the same shall exist immediately prior to the Closing, including, for the avoidance of doubt, the following assets, rights and properties, in each case, to the extent Related to the Business (collectively, the “Transferred Assets”):

(i) the Leased Real Property and each Real Estate Lease;

(ii) all Inventory, wherever held;

(iii) each legally binding contract, lease, license, sublease, understanding, commitment, obligation, letter of intent, purchase order or other agreement, and all amendments thereto, whether oral or written, but excluding any Permits (each, a “Contract”), to which the Company or any of its Subsidiaries is a party, including all Contracts and other arrangements that are Assumed Company Plans but excluding (A) all Shared Contracts and (B) all IT Asset Contracts (collectively, the “Assumed Contracts”);

(iv) all accounts, notes and other receivables (“Receivables”), including, for the avoidance of doubt, all portions of trade accounts receivables that represent sales Tax due from customers for Pre-Closing Tax Periods, but excluding inter-company receivables from the Company or any of its Subsidiaries;

(v) all prepaid expenses, including all deposits, lease and rental payments;

(vi) all rights, claims, credits, defenses, causes of action (including counterclaims) and all other rights to bring any Action at law or in equity, including any such items arising under warranties, guarantees, indemnities, offsets and all other claims and similar rights in favor of the Business;

(vii) all property and casualty insurance proceeds received or receivable arising out of or relating to any Transferred Assets, Assumed Liabilities or damage or destruction of any asset that is included in the Transferred Assets or would have been included in the Transferred Assets but for such damage or destruction (except, in each case, to the extent arising out of or related to any Excluded Assets or Excluded Liabilities);

(viii) (A) all Intellectual Property, including the Intellectual Property set forth on Section 2.1(a)(viii)(A) of the Disclosure Schedule, and (B) each of the IT Assets owned by the Company and its Subsidiaries that is either (x) physically located at the Leased Real Property or (y) set forth on Section 2.1(a)(viii)(B) of the Disclosure Schedule (collectively, the “Transferred IP”);

(ix) to the extent permitted by applicable Law, all Permits;

(x) to the extent permitted by applicable Law, (A) sole ownership and all originals and copies of all books, records, files and papers, whether in hard copy or computer format, including sales and promotional literature, manuals and data, sales and purchase correspondence and records (including pricing history), customer lists and supplier lists, in each case, that are exclusively related to the Business, and (B) joint ownership (and the right to use and disclose the same without consent) and one copy in a mutually agreed media of all of the foregoing materials that are otherwise related to the Business (collectively, the “Books and Records”);

(xi) to the extent permitted by applicable Law, personnel and employment records for the Transferred Employees (the “Transferred Employee Records”);

(xii) all goodwill of the Business and the Transferred Assets;

(xiii) all personal property and interests therein, including machinery, equipment, furniture, fixtures, furnishings, office equipment, vehicles, spare and replacement parts and other tangible personal property and interests therein, owned, licensed or leased (collectively, “Equipment”);

(xiv) the right to receive all Receivables (other than those related to Excluded Assets or Excluded Liabilities) and the right to bill and receive payment for Products shipped or delivered or services performed but unbilled or unpaid as of the Closing;

(xv) other than any Excluded Assets, all other assets, properties or rights of every kind and description, wherever located, whether personal or mixed, tangible or intangible;

(xvi) those rights in the Shared Contracts (or replacements or portions thereof) to the extent transferred to the Acquiror and its Affiliates in accordance with Section 5.5; and

(xvii) without limiting Section 2.1(a)(iii), the Company Plans set forth on Section 2.1(a)(xvii) of the Disclosure Schedule and/or the assets related thereto (the “Assumed Company Plans”).

(b) Excluded Assets. Notwithstanding anything to the contrary set forth in Section 2.1(a) or elsewhere in this Agreement, the Acquiror expressly understands and agrees that the following assets, properties, leases, rights, interests, Contracts and claims of the Company and its Subsidiaries (collectively, the “Excluded Assets”) shall be retained by the Company and its Subsidiaries, and shall be excluded from the Transferred Assets:

(i) (A) except as set forth in Section 2.1(a)(v), all cash and cash equivalents (including marketable securities and short-term investments) held by the Company or any of its Subsidiaries or held by any bank or other third Person on the Company’s and its Subsidiaries’ behalf or for their benefit, and (B) all bank accounts;

(ii) all of the equity interests in the Company or any of its Affiliates or any other Person in which the Company or any of its Affiliates holds or owns any equity interests (including Harsco Industrial Air-X-Changers Pty. Ltd.);

(iii) all right, title and interest in and to (A) subject to Section 5.15, the Company Marks, and (B) all Intellectual Property and IT Assets other than the Transferred IP;

(iv) all Tax Returns and all claims, refunds, credits or prepayments, in each case, with respect to the Pre-Closing Tax Period in respect of Taxes of the Company or any of its Subsidiaries or relating to the operation of the Business or the Transferred Assets;

(v) except for the Assumed Company Plans, all Company Plans and any trusts and other assets related thereto;

(vi) all policies of or agreements for insurance, interests in insurance pools and programs and all insurance proceeds received or receivable to the extent arising out of or related to any Excluded Assets or Excluded Liabilities;

(vii) except as expressly contemplated by Section 2.1(a)(vi), all rights, claims, credits, defenses, causes of action (including counterclaims) and all other rights to bring any Action at law or in equity relating to any period through or following the Closing to the extent arising out of or relating to any Excluded Asset or Excluded Liability;

(viii) any interest or right of the Company or any of its Subsidiaries under this Agreement and the Ancillary Agreements and any other documents, instruments or certificates executed in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby;

(ix) personnel and employment records for current or former employees and individual independent contractors of the Business, other than the Transferred Employee Records;

(x) all assets, properties, leases, rights, interests, Contracts and claims of the Company or any of its Subsidiaries that are not Related to the Business, wherever located, whether tangible or intangible, real, personal or mixed;

(xi) all assets, properties, leases, rights, interests, Contracts and claims of Harsco Industrial Air-X-Changers Pty. Ltd.;

(xii) inter-company Receivables from the Company or any of its Subsidiaries;

(xiii) except for the Books and Records, (A) all corporate minute books (and other similar corporate or other governance related records) and stock records of the Company or any of its Subsidiaries, (B) any books and records relating to the Excluded Assets or Excluded Liabilities, (C) any books, records or other materials that the Company or any of its Subsidiaries (x) is required by applicable Law to retain (copies of which, to the extent permitted by applicable Law, will be made available to the Acquiror upon the Acquiror’s reasonable request), (y) reasonably believes are necessary to enable the Company or any of its Subsidiaries to prepare and/or file Tax Returns (copies of which, to the extent permitted applicable Law, will be made available to the Acquiror upon the Acquiror’s reasonable request) or (z) is prohibited by applicable Law from delivering or making available to the Acquiror;

(xiv) any interest or right of the Company or any of its Affiliates resulting from the Action disclosed in Section 2.1(b)(xiv) of the Disclosure Schedule (the “Retained Litigation”);

(xv) any assets disposed of by the Company or any of its Subsidiaries following the date of this Agreement to the extent such dispositions are not in violation of this Agreement;

(xvi) the rights under Shared Contracts to the extent not transferred to the Acquiror or its Affiliates in accordance with Section 5.5;

(xvii) the rights under the IT Asset Contracts to the extent not transferred to the Acquiror or its Affiliates; and

(xviii) the assets listed or described on Section 2.1(b)(xviii) of the Disclosure Schedule.

Notwithstanding anything to the contrary set forth in this Agreement or any of the Ancillary Agreements, the Acquiror acknowledges and agrees that all of the following shall remain the property of the Company and its Affiliates, and neither the Acquiror nor any of its Affiliates shall have any interest therein: all records and reports prepared or received by the Company or any of its Affiliates in connection with the sale of the Business and the transactions contemplated hereby, including all analyses relating to the Business or the Acquiror so prepared or received.

(c) Assumed Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, in addition to the payment of the Purchase Price and subject to Article X, the Acquiror hereby agrees, effective at the time of the Closing, to assume and thereafter timely to pay, discharge and perform in accordance with their terms, the following Liabilities of the Company and its Subsidiaries, in each case, to the extent Related to the Business, irrespective of whether the same shall arise prior to, on or following the Closing Date (the “Assumed Liabilities”):

(i) all Liabilities arising out of or relating to any of the Assumed Contracts, including with respect to Liabilities as lessee under the Real Estate Leases (except, in each case, with respect to any breach thereof occurring prior to the Closing);

(ii) all Liabilities (A) arising under the Assumed Company Plans (except, in each case, with respect to any breach thereof occurring prior to the Closing), (B) with respect to severance or other termination payments or benefits to Business Employees who do not receive an offer of employment in accordance with Section 6.1, (C) arising out of or relating to the employment, termination of employment or employment practices or workers’ compensation insurance with respect to the Transferred Employees on or after the Closing Date, including all administrative functions pertaining to workers’ compensation claims arising on or after the Closing Date and (D) with respect to payment of 2019 annual performance bonuses;

(iii) all Liabilities arising out of, based upon, resulting from or relating to the Transferred Assets or the operation of the Business following the Closing;

(iv) all Liabilities under Shared Contracts to the extent transferred to the Acquiror or its Affiliates in accordance with Section 5.5; and

(v) all other accrued liabilities to the extent included in the Final Net Working Capital Statement.

(d) Excluded Liabilities. Notwithstanding anything to the contrary set forth in Section 2.1(c) or elsewhere in this Agreement, the Acquiror is not assuming or agreeing to pay or discharge any of the Liabilities of the Company or its Subsidiaries other than the Assumed Liabilities (the “Excluded Liabilities”), including, for the avoidance of doubt:

(i) any Indebtedness (including any interest thereon or other amounts payable in connection therewith) of the Company or any of its Subsidiaries;

(ii) any Liability set forth in Section 2.1(d)(ii) of the Disclosure Schedule;

(iii) any Liability arising out of or relating to any Excluded Asset (including, for the avoidance of doubt, outstanding checks);

(iv) any Liability (A) for Taxes of the Company or any of its Subsidiaries or (B) for Taxes, whether or not accrued, assessed or currently due and payable relating to the operation or ownership of the Business or the Transferred Assets for any Pre-Closing Tax Period; provided, that Taxes for a Straddle Period shall be apportioned in the manner described in Section 7.1 hereof;

(v) all Liabilities of the Company or any of its Subsidiaries arising out of or relating to the Company Plans, except to the extent included in the Assumed Liabilities;

(vi) all Liabilities of the Company or any of its Subsidiaries arising out of or relating to the operation or conduct by the Company or any of its Subsidiaries of any business other than the Business;

(vii) any Liability for any intercompany accounts payable (including trade accounts payable);

(viii) any of the Company’s Liabilities under this Agreement, any Ancillary Agreement, the Disclosure Schedule and any other agreements entered into by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement;

(ix) any Liability arising out of or relating to the Retained Litigation;

(x) any Liability arising out of or relating to any Action relating to or otherwise in respect of the operation of the Business or the Transferred Assets prior to the Closing Date, including, for the avoidance of doubt, the matters set forth on Section 2.1(d)(x) of the Disclosure Schedule;

(xi) any Liability arising out of or relating to any Excluded Assets;

(xii) all Liabilities under Shared Contracts to the extent not transferred to the Acquiror or its Affiliates in accordance with Section 5.5;

(xiii) all Liabilities under the IT Asset Contracts to the extent not transferred to the Acquiror or its Affiliates;

(xiv) all Liabilities (A) (1) under any Environmental Laws or otherwise arising out of or relating to any Environmental Condition relating to the period prior to the Closing and (2) with respect to operations of the Business prior to the Closing at the Leased Real Property or any former real property used by the Business or (B) relating to the use, application, malfunction, defect, design, operation, performance or suitability of any Product sold or distributed prior to the Closing by or on behalf of, or service of the Business rendered prior to the Closing by or on behalf of, the Company or any of its Subsidiaries to any Person;

(xv) any Liability involving current or former employees, directors and individual independent contractors of the Company or its Subsidiaries, including with respect to any wages, bonuses, commissions, independent contractor or agent payments, payroll, workers’ compensation, unemployment benefits, severance, change of control bonuses, success bonuses, stay or retention obligations, or any other similar payments, in each case except to the extent included in the Final Net Working Capital or the Assumed Liabilities;

(xvi) discontinued operations of the Business, including product lines that have been disposed of, and including, for the avoidance of doubt, any operations in respect of Harsco Industrial Air-X-Changers Pty. Ltd.; and

(xvii) all Transaction Expenses.

Section 2.2 Assignment of Certain Transferred Assets. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any Transferred Asset or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment or transfer thereof, without the consent of a third party (including any Governmental Entity), would constitute a breach or other contravention thereof or a violation of Law or would in any way adversely affect the rights of the Acquiror (as assignee of the Company) thereto or thereunder. Subject to Section 5.5, the Company will use its commercially reasonable efforts to obtain any consent necessary for the transfer or assignment of any such Transferred Asset, claim, right or benefit to the Acquiror (other than in respect of any Assumed Contracts pursuant to which the Company is obligated to pay, or has the right to receive, less than $250,000 in any twelve (12)-month period). If, on the Closing Date, any such consent is not obtained, or if an attempted transfer or assignment thereof would be ineffective or a violation of Law or would adversely affect the rights of the Acquiror (as assignee of the Company) thereto or thereunder so that the Acquiror would not in fact receive all such rights, the Company and the Acquiror will, subject to Section 5.5, cooperate in a mutually agreeable arrangement under which the Acquiror would, subject to applicable Law, obtain the economic benefits and bear the economic burdens associated with such Transferred Asset, claim, right or benefit in accordance with this Agreement, including subcontracting, sublicensing or subleasing to the Acquiror, or under which the Company would enforce for the benefit (and at the expense) of the Acquiror any and all of its rights against a third party (including any Governmental Entity) associated with such Transferred Asset, claim, right or benefit (collectively, “Third Party Rights”), and the Company would promptly pay to the Acquiror when received all monies received by it under any such Transferred Asset, claim, right or benefit net of any Tax cost incurred by the Company or its Affiliates.

Section 2.3 Closing. As soon as practicable, but in no event later than the fifth (5th) Business Day after the satisfaction or waiver of the conditions to closing specified in Article VIII (other than those conditions which, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions), the sale and purchase of the Transferred Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) that will be held at 10:00 a.m., New York City time, at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, or such other time or place as the Company and the Acquiror may agree in writing (the date on which the Closing actually takes place being the “Closing Date”); provided, however, that in no event shall the Closing occur prior to June 25, 2019.

Section 2.4 Purchase Price. At the Closing, the Acquiror shall pay to the Company an amount in cash equal to $592,000,000 (the “Closing Amount”), by wire transfer of immediately available funds to a bank account as shall be designated by the Company in writing no later than two (2) Business Days prior to the Closing Date (the Closing Amount, as it may be adjusted pursuant to Section 2.9, the “Purchase Price”).

Section 2.5 Closing Deliveries by the Company. At the Closing, the Company shall deliver or cause to be delivered to the Acquiror:

(a) the certificate referenced in Section 8.2(d);

(b) a receipt for the Closing Amount;

(c) duly executed instruments of assignment and assumption of the Leased Real Property, executed by the Company or the applicable Subsidiary of the Company, in form and substance reasonably satisfactory to the Acquiror;

(d) duly executed counterparts to the Ancillary Agreements contemplated to be delivered pursuant to Section 8.2(e);

(e) a certificate in accordance with Treasury Regulations Section 1.1445-2(b)(2) to the effect that the Company is not a “foreign person”;

(f) evidence, in form and substance reasonably satisfactory to the Acquiror, of the release of all Liens applicable to the Transferred Assets (other than Permitted Liens), including UCC-3 termination statements from the Persons listed on Section 2.5(f) of the Disclosure Schedule;

(g) evidence, in form and substance reasonably satisfactory to the Acquiror, that the consents, approvals, permissions, acknowledgements or notices set forth on Section 2.5(g) of the Disclosure Schedule have been obtained;

(h) evidence, in form and substance reasonably satisfactory to the Acquiror, that all Contracts required to be disclosed on Section 3.18 of the Disclosure Schedule have been terminated in accordance with Section 5.10(b);

(i) certificates of title or origin (or like documents) with respect to any vehicles or other equipment included in the Transferred Assets for which a certificate of title or origin is required in order to transfer title thereto;

(j) the Audited and Reviewed Financial Statements; and

(k) such other bills of sale, endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment as the parties and their respective counsel shall deem reasonably necessary for the assumption of the Assumed Liabilities or to vest in the Acquiror all of the Company’s and its Subsidiaries’ right, title and interest in and to the Transferred Assets.

Section 2.6 Closing Deliveries by the Acquiror. At the Closing, the Acquiror shall deliver to the Company:

(a) cash in an aggregate amount equal to the Closing Amount by wire transfer in immediately available funds to an account or accounts as directed by the Company in accordance with Section 2.4;

(b) the certificate referenced in Section 8.3(c);

(c) duly executed instruments of assignment and assumption of the Leased Real Property;

(d) duly executed counterparts to the Ancillary Agreements contemplated to be delivered pursuant to Section 8.3(d); and

(e) such other assumptions and other good and sufficient instruments of conveyance and assumption as the parties and their respective counsel shall deem reasonably necessary for the assumption of the Assumed Liabilities or to vest in the Acquiror all of the Company’s and its Subsidiaries’ right, title and interest in, to and under the Transferred Assets.

Section 2.7 Post-Closing Statements.

(a) Within sixty (60) days after the Closing Date, the Acquiror shall prepare and deliver to the Company a statement (the “Estimated Closing Statement”), executed by an officer of the Acquiror, setting forth in reasonable detail the Acquiror’s good faith calculation of the Target Net Working Capital (the “Closing Target”) and the Net Working Capital as of immediately prior to the Closing (“Closing Net Working Capital”). The Acquiror shall provide the Company a reasonable level of supporting documentation for the calculation of the Closing Target and the Closing Net Working Capital and any additional information reasonably requested by the Company and related thereto.

(b) During the thirty (30)-day period immediately following the Company’s receipt of the Estimated Closing Statement (the “Review Period”), the Company and its Representatives (subject, in each case, to the execution of a customary form of confidentiality agreement) will be permitted to review the Acquiror’s work papers relating to the Estimated Closing Statement, and the Acquiror shall make reasonably available the individuals in its employ responsible for and knowledgeable about the information used in, and the preparation of, the Estimated Closing Statement, to respond to the reasonable inquiries of the Company.

Section 2.8 Reconciliation of Post-Closing Statements.

(a) The Company shall notify the Acquiror in writing (the “Notice of Disagreement”) prior to the expiration of the Review Period if the Company disagrees with the Estimated Closing Statement or the Closing Target or the Closing Net Working Capital set forth therein. The Notice of Disagreement shall set forth in reasonable detail the basis for such dispute, the amounts involved and the Company’s determination of the amount of the Closing Target and the Closing Net Working Capital. If no Notice of Disagreement is received by the Acquiror prior to expiration of the Review Period, then the Estimated Closing Statement shall be deemed to have been accepted by the Company and shall become final and binding upon the parties in accordance with Section 2.8(c).

(b) During the thirty (30)-day period immediately following the delivery of a Notice of Disagreement (the “Consultation Period”), the Acquiror and the Company shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement. Any discussions and communications made by the Acquiror and the Company to resolve such differences shall (unless otherwise agreed by the Acquiror and the Company) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule.

(c) If, at the end of the Consultation Period, the Acquiror and the Company have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, the Acquiror and the Company shall submit all matters that remain in dispute with respect to the Notice of Disagreement (along with a copy of the Estimated Closing Statement marked to indicate those line items that are not in dispute) to (i) an independent certified public accounting firm in the United States of national recognition mutually acceptable to the Acquiror and the Company (the “Independent Accounting Firm”) or (ii) if the Acquiror and the Company are unable to agree upon such a firm within ten (10) Business Days after the end of the Consultation Period, then within an additional ten (10) Business Days, the Acquiror and the Company shall each select one such firm and those two firms shall select a third such firm, in which event “Independent Accounting Firm” shall mean such third firm. Within forty-five (45) Business Days after such firm’s selection, the Independent Accounting Firm shall, acting as an arbitrator and not as an expert, make a final determination, binding on the parties to this Agreement, of the appropriate amount of each of the line items in the Estimated Closing Statement as to which the Acquiror and the Company disagree as set forth in the Notice of Disagreement. With respect to each disputed line item, such determination, if not in accordance with the position of either the Acquiror or the Company, shall not be in excess of the amount that results in a higher Closing Target or Closing Net Working Capital, nor less than the amount that results in a lower Closing Target or Closing Net Working Capital, as applicable, in each case as advocated by the Acquiror in the Estimated Closing Statement or the Company in the Notice of Disagreement with respect to such disputed line item, respectively. During such determination period, the Independent Accounting Firm also shall (i) prepare a statement of the Closing Target and the Closing Net Working Capital, based upon all of the line items not disputed by the parties and the line items determined by the Independent Accounting Firm and (ii) determine the amount of the Closing Net Working Capital reflected on such statement. The statement of the Closing Target and the Closing Net Working Capital that is final and binding on the parties, as determined either through agreement of the parties pursuant to Section 2.8(a) or Section 2.8(b), or through the action of the Independent Accounting Firm pursuant to this Section 2.8(c), is referred to as the “Final Closing Statement”, the Closing Target reflected on such Final Closing Statement is referred to as the “Final Target” and the Closing Net Working Capital reflected on such Final Closing Statement is referred to as the “Final Net Working Capital”.

(d) The cost of the Independent Accounting Firm’s review and determination shall be shared equally by the Acquiror, on the one hand, and the Company, on the other hand. During the review by the Independent Accounting Firm, the Acquiror and the Company and their respective accountants will each make available to the Independent Accounting Firm interviews with such individuals, and such information, books and records and work papers, as may be reasonably requested by the Independent Accounting Firm to fulfill its obligations under Section 2.8(c); provided, however, that the accountants of the Acquiror or the Company shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after the Independent Accounting Firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. In acting under this Agreement, the Independent Accounting Firm will be entitled to the privileges and immunities of an arbitrator.

(e) Subject to Section 11.11, The Acquiror and the Company agree that the procedures set forth in this Section 2.8 for resolving disputes with respect to the Estimated Closing Statement and the calculation of the Closing Target and the Closing Net Working Capital set forth therein shall be the sole and exclusive method for resolving any such disputes; provided, however, that this provision shall not prohibit any party from instituting litigation to enforce any decision pursuant to the terms hereof by the Independent Accounting Firm in any court of competent jurisdiction. The substance of the Independent Accounting Firm’s determination shall not be subject to review or appeal, absent a showing of fraud.

Section 2.9 Post-Closing Adjustment. (i) If the Final Net Working Capital exceeds the Final Target, the Acquiror shall pay the Company the amount of such excess; and (ii) if the Final Target exceeds the Final Net Working Capital, the Company shall pay the Acquiror the amount of such excess. Any amounts owed pursuant to this Section 2.9 (the “Post-Closing Adjustment”), shall be paid in one payment to either the Company or the Acquiror, as the case may be, by wire transfer in immediately available funds to an account specified by the receiving party within three (3) Business Days after the Final Closing Statement becomes final, conclusive and binding pursuant to Section 2.8(c).

Section 2.10 Withholding. The Acquiror shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold under the Code or any provision of state, local or foreign Tax Law; provided that before making any deduction or withholding pursuant to this Section 2.10, Acquiror shall give the Company at least ten (10) days prior written notice of any anticipated deduction or withholding (together with any legal basis therefor), provide the Company with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid such deduction or withholding, and reasonably consult and cooperate with the Company in good faith to attempt to reduce or eliminate any amounts that would otherwise be deducted or withheld pursuant to this Section 2.10. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by the Acquiror, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Acquiror.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Acquiror that, except as set forth on the Disclosure Schedule delivered by the Company to the Acquiror concurrently with the execution of this Agreement (the “Disclosure Schedule”):

Section 3.1 Organization and Qualification. The Company is duly incorporated, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority to enter into, consummate the transactions contemplated by, and carry out its obligations under, the Transaction Agreements. The Company (i) has the corporate power and authority to own, lease its properties and to operate its business with respect to the Transferred Assets as currently owned, leased or operated and to carry on its business with respect to the Transferred Assets as currently conducted and (ii) is duly qualified or licensed to do business as a foreign corporation in each jurisdiction where the character of its owned, leased or operated properties or the nature of its activities makes such qualification or licensing necessary with respect to the Transferred Assets, except for jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Assets or the Business, in each case, taken as a whole.

Section 3.2 Authority. The Company has all necessary corporate power and authority to execute and deliver the Transaction Agreements, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by the Company of the Transaction Agreements and the consummation by the Company of the transactions contemplated by, and the performance by the Company of its obligations under, the Transaction Agreements have been duly and validly authorized by all requisite action on the part of the Company and no other corporate proceedings on the part of the Company is necessary to authorize the Transaction Agreements or to consummate the transactions so contemplated. This Agreement has been, and upon execution and delivery of the Ancillary Agreements, the Ancillary Agreements will be, duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by the other parties hereto or thereto, as applicable) this Agreement constitutes, and upon execution and delivery, the Ancillary Agreements will constitute, legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 3.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of the Transaction Agreements by the Company, and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) conflict with or violate the certificate of incorporation or by-laws of the Company, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) and (ii) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to the Transferred Assets, the Business or the Company, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment, notice, approval, consent, waiver or acceleration pursuant to, any Contract binding upon the Company (with respect to the Transferred Assets) or the Business or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) upon the Business or any of the Transferred Assets, except, in the case of clauses (ii) through (iv), as would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay the consummation by the Company of the transactions contemplated by, or the performance by the Company of any of its obligations under, the Transaction Agreements or (B) be material to the Transferred Assets or the Business, in each case, taken as a whole.

(b) Other than as set forth in Section 3.3(b) of the Disclosure Schedule, the execution, delivery and performance by the Company of the Transaction Agreements do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Person (including any Governmental Entity), except for (i) the filing of a pre-merger notification and report by the Company under the HSR Act and (ii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay the consummation by the Company of the transactions contemplated by, or the performance by the Company of any of its obligations under, the Transaction Agreements or (B) be material to the Transferred Assets or the Business, in each case, taken as a whole.

Section 3.4 Financial Information; Absence of Undisclosed Liabilities.

(a) Attached hereto as Section 3.4(a) of the Disclosure Schedule are the following financial statements: (i) the unaudited combined balance sheet of the Business as of March 31, 2019 (the “Reference Balance Sheet”) and the related combined statements of income and cash flows of the Business for the three-month period then ended; and (ii) the unaudited combined balance sheet of the Business as of December 31, 2018 and the related combined statements of income and cash flows of the Business for the fiscal year then ended (such financial statements referred to in (i) and (ii) and the Audited and Reviewed Financial Statements, collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP and are consistent with the books of account and other financial records of the Company with respect to the Business (except as may be indicated in the notes to any applicable audited Financial Statements), and the Financial Statements are accurate and complete in all material respects and fairly present, in all material respects, the financial position of the Business as of the dates thereof and for the periods referenced therein.

(b) Section 3.4(a) is qualified by the fact that the Business has not operated as a separate independent entity within the Company. As a result, for purposes of preparing the Financial Statements, certain charges and credits have been allocated, and certain Liabilities (including Tax Liabilities) and the cash flows related thereto have not been allocated, to the Business and the Transferred Assets. The charges and credits that have been allocated to the Business and the Transferred Assets do not necessarily reflect the amounts that would have resulted from arms-length transactions or the actual costs that would be incurred if the Business operated as an independent enterprise.

(c) There are no Liabilities of the Company Related to the Business which would be required (in accordance with GAAP) to be set forth on a combined balance sheet of the Business except for (i) Liabilities reflected or reserved against on the Reference Balance Sheet, (ii) Liabilities incurred in the ordinary course of business consistent with past practice since the date of the Reference Balance Sheet, (iii) Excluded Liabilities and (iv) Liabilities that would not reasonably be expected, individually or in the aggregate, to be material to the Transferred Assets or the Business, in each case, taken as a whole.

Section 3.5 Absence of Certain Changes or Events. From the date of the Reference Balance Sheet until the date of this Agreement, except in connection with the transactions contemplated by the Transaction Agreements, the Company has conducted the Business in the ordinary course consistent with past practice in all material respects, and except as otherwise disclosed in Section 3.5 of the Disclosure Schedule, from the date of the Reference Balance Sheet until the date of this Agreement, there has not occurred any change, impact, event, effect, circumstance and/or development (or combination of the foregoing) that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (b) would reasonably be expected, individually or in the aggregate, to prevent or materially delay the consummation by the Company of the transactions contemplated by, or the performance by the Company of any of its obligations under, the Transaction Agreements.

Section 3.6 Absence of Litigation. There are currently no, and there have not been in the past three (3) years, Actions or Governmental Orders pending or outstanding or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries (in each case, in respect of the Business, the Transferred Assets or the Assumed Liabilities), and, to the Knowledge of the Company, there are no facts or circumstances as of the date of this Agreement that could reasonably be expected to result in any Actions against, or any Liabilities of, the Company or any of its Subsidiaries (in each case, in respect of the Business, the Transferred Assets or the Assumed Liabilities) or the Business (including in respect of any Business Employee), at law or in equity or before or by any Governmental Entity, in each case, that would reasonably be expected to (i) be, individually or in the aggregate, material to the Transferred Assets or the Business, in each case, taken as a whole, or (ii) prevent or materially delay the consummation by the Company of the transactions contemplated by, or the performance by the Company of any of its obligations under, the Transaction Agreements.

Section 3.7 Compliance with Laws; Governmental Licenses and Permits.

(a) During the past three (3) years, the Business has been conducted in, and is currently being conducted in, compliance with all applicable Laws in all material respects. To the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Business is pending or threatened, nor has any Governmental Entity indicated in writing to the Company or its Subsidiaries an intention to conduct the same. During the past three (3) years, neither the Company nor its Subsidiaries have received any written notice from any Governmental Entity indicating that it is or may be in violation of any applicable Laws with respect to the Business, except for such violations that would not reasonably be or expected to be, individually or in the aggregate, material to the Business or the Transferred Assets, in each case, taken as a whole.

(b) Without limiting the generality of Section 3.7(a), during the past five (5) years, in each case with respect to the Business, neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees nor, to the Knowledge of the Company, any other Persons acting on behalf of the Business, (i) has made, authorized, solicited or received any bribe, unlawful rebate, payoff, influence payment or kickback, (ii) has used or is using any corporate funds for any illegal contributions, gifts, entertainment, hospitality, travel, or other unlawful expenses, (iii) has violated or is violating any applicable anti-corruption Laws, or (iv) has, directly or indirectly, made, offered, authorized, facilitated, or promised any payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to any (A) official or employee of a U.S. or foreign Governmental Entity, (B) officer, director, or employee of a U.S. or foreign government-owned or government-controlled enterprise, (C) U.S. or foreign political party or official thereof or any candidate for political office, (D) officer or employee of a public international organization, (E) other Person acting in an official capacity for or on behalf of any such Governmental Entity, enterprise, party, organization, or (F) officer, director, employee, agent, or representative of another company or organization without that company’s or organization’s knowledge and consent, in each case of the foregoing clauses (A) through (F) in order to obtain an improper advantage, induce the recipient to violate a lawful duty, or for any other improper purpose in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable anti-corruption Laws in any material respect.

(c) The Company has all governmental qualifications, registrations, filings, privileges, franchises, licenses, permits, approvals, certificates or authorizations necessary to conduct the Business in all material respects as currently conducted and to own, lease and operate the Transferred Assets in all material respects as currently owned, leased or operated (the “Permits”). The Company holds all such Permits and has conducted the Business in compliance with all terms and conditions of such Permits in all material respects. Each such Permit is in full force and effect and no such Permit has been withdrawn, revoked, suspended or canceled, nor is any such withdrawal, revocation, suspension or cancellation pending, or to the Knowledge of the Company, threatened. A true, correct and complete list of all Permits, as of the date hereof, is set forth in Section 3.7(c) of the Disclosure Schedule.

Section 3.8 Sufficiency of the Transferred Assets; Title to Transferred Assets.

(a) Except for (i) the Excluded Assets, (ii) the Support Services, (iii) any services to be provided under the Transition Services Agreement, (iv) the Shared Contracts and (v) the IT Asset Contracts, the Transferred Assets constitute (taking into account all Ancillary Agreements (other than the Transition Services Agreement) and Third Party Rights) all of the assets, rights and properties necessary to conduct the Business as currently conducted and as conducted during the past twelve (12) months in all material respects; provided, however, that nothing in this Section 3.8(a) shall be deemed to constitute a representation or warranty as to (A) the adequacy of the amounts of cash or working capital or (B) any infringement of third party Intellectual Property.

(b) The Company (i) owns, and has good, valid and indefeasible title to, all of the Transferred Assets purported to be owned by it and (ii) has valid and subsisting leasehold interests in, all of the Transferred Assets (other than the Leased Real Properties, which are the subject of Section 3.14) purported to be leased by it, in each case, free and clear of any Liens other than Permitted Liens or Liens created by or through the Acquiror or any of its Affiliates. There are no outstanding agreements or options to sell which grant to any Person, other than the Acquiror, the right to purchase or otherwise acquire any of the Transferred Assets.

(c) The facilities and items of Equipment included in the Transferred Assets are in operating condition and good repair, with no known defects, ordinary wear and tear excepted, and are adequate for the uses to which they are being put, in all material respects.

Section 3.9 Intellectual Property.

(a) Section 2.1(a)(viii) of the Disclosure Schedule sets forth a complete and accurate list of all material Transferred IP as of the date hereof. Except as set forth in Section 3.9(a) of the Disclosure Schedule, the Company or one or more of its Subsidiaries exclusively owns all rights in its proprietary Intellectual Property comprising Transferred IP, free and clear of all Liens (other than Permitted Liens), and the registrations and applications in the Transferred IP are subsisting and unexpired and, to the Knowledge of the Company, valid and enforceable. The Company or its Subsidiaries have taken all actions necessary to maintain the registrations in the Transferred IP, including the payment of filing, examination, annuity, and maintenance fees and the filing of renewals, statements of use or working, affidavits of incontestability and other similar actions, and the Transferred IP are not subject to any maintenance fees or actions falling due within ninety (90) days hereof.

(b) Except as set forth in Section 3.9(b) of the Disclosure Schedule, to the Knowledge of the Company, since January 1, 2017 the Transferred IP has not been infringed, misappropriated or otherwise violated, and is not currently being infringed, misappropriated or otherwise violated by any Person, in each case, in any material respect. No Action contesting the validity, enforceability, ownership, registration or use of any such Transferred IP has been filed and is pending by any Person against the Company or any of its Subsidiaries, and the Company and its Subsidiaries have not since January 1, 2017 received any written claim or written notice of any such allegation and, to the Company’s Knowledge, no such Action is threatened against the Business. Except as set forth on Section 3.9(b) of the Disclosure Schedule, the Company’s conduct of the Business does not infringe, misappropriate or violate, and has not since January 1, 2017 infringed or violated, any Intellectual Property of any other Person, in each case, in any material respect. The Company has not, since January 1, 2017, received any written notice or written claim of any infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any third party Intellectual Property rights arising out of, or used in the operation of the Business, and to the Company’s Knowledge, no valid basis exists for any such notice or claim. No Transferred IP that is the subject of an issued letters patent, registration or is pending registration are the subject of any pending interference, opposition, cancellation, nullity, review, re-examination or other proceeding to which the Company has received notice placing in question the validity or scope of rights in such Intellectual Property.

(c) Except as set forth in Section 3.9(c) of the Disclosure Schedule, the proprietary Software included in the Transferred IP (i) contains no software code that imposes any limitation, condition or restriction on the use or distribution of such Transferred IP in any manner and (ii) to the Knowledge of the Company, contains no code that is harmful to or intended to interfere with any IT Asset. Except as set forth in Section 3.9(c) of the Disclosure Schedule, the IT Assets included in the Transferred IP are operational and fulfill the purposes for which they were acquired.

(d) The consummation of the transaction contemplated hereby will not cause (i) the loss, impairment or termination of any Transferred IP, or (ii) the grant to any Person other than Acquiror of any rights to any Transferred IP owned by the Company or its Subsidiaries.

Section 3.10 Environmental Matters.

(a) The Company in respect of the Business: (i) is in compliance in all material respects with all Environmental Laws applicable to the Business; (ii) has timely obtained and holds all material Environmental Permits (each of which is in full force and effect) required for the current ownership, use and operation of the Business, no such Permit has been withdrawn, revoked, suspended or canceled, nor, to the Knowledge of the Company, is any such withdrawal, revocation, suspension or cancellation pending and such Environmental Permits are listed in Section 3.7(c) of the Disclosure Schedule; (iii) is in compliance in all material respects with all terms and conditions of such Environmental Permits; and (iv) has not had any material and unresolved Liability arise under any Environmental Law or Environmental Permit and, to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to result in material Liability under any Environmental Law or Environmental Permit.

(b) The Company in respect of the Business has not Released Hazardous Materials at any Leased Real Property or, to the Knowledge of the Company, at any other location that has or would reasonably be expected to result in any material Liability to the Company, the Transferred Assets or the Business under any applicable Environmental Laws.

(c) No material Actions, notices of violations, notice of “potential responsible party” liability, or information requests under any Environmental Law or Environmental Permit are pending or, to the Knowledge of the Company, threatened against the Business or against the Company in respect of the Business. With respect to the Business, no material Governmental Order has been issued to the Company under Environmental Laws or related to the Release of Hazardous Materials and, to the Knowledge of the Company, no such Governmental Order is threatened.

(d) The Company in respect of the Business has not assumed by contract or, to the Knowledge of the Company, by operation of Law or otherwise, any material Liability of any other Person that has or would reasonably be expected to arise under Environmental Law.

(e) The Company has furnished to the Acquiror copies of all Environmental Permits, and all “Phase I” or “Phase II” environmental site assessment reports and environmental compliance audits that are in the Company’s possession or control Related to the Business or the Leased Real Property, and any other documents, pleadings, and Governmental Orders that relate to any material Liabilities of the Business under any Environmental Laws.

Section 3.11 Contracts.

(a) Except as set forth on Section 3.11 of the Disclosure Schedule (which (i) includes any amendment, supplement or modification to any Contract listed therein and (ii) shall not include Contracts that are invoices, statements of work or purchase orders entered into pursuant to the terms of other Contracts listed therein), as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following Contracts that are Related to the Business:

(i) any Contract with any staffing company, temporary employee agency, professional employer organization or other similar company or agency;

(ii) any collective bargaining agreement or similar Contract with an employee representative or labor group representing any Business Employees;

(iii) any Contract relating to Indebtedness or to mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on any of the Transferred Assets or letter of credit arrangements, surety or performance bonds, guarantee, support or similar arrangements;

(iv) any (A) Contract (or group of related Contracts) relating to or regarding Intellectual Property or (B) IT Asset Contract (excluding commercially available, off-the-shelf Software with a replacement cost or an annual license fee of less than $50,000 in the aggregate or for which the Company has made less than $50,000 in customized improvements in the aggregate);

(v) any Contract which prohibits the Company or any of its Subsidiaries from competing or otherwise freely engaging in the Business as currently conducted anywhere in the world in any material respect or that otherwise restricts any activities of the Company or any of its Subsidiaries with respect to the Business as currently conducted in any material respect;

(vi) any Contract for the sale of Products or services, in each case, containing “most-favored nation” pricing terms or any exclusive dealing arrangement or any “requirements” Contract;

(vii) any Shared Contract;

(viii) any Contract with any Material Customer or Material Supplier (excluding ordinary course task orders or service estimates containing terms and conditions materially consistent with the Company’s standard terms and conditions), and any other Contract which involves the payment by or to, performance of services by or for, or the delivery of goods by or to, or capital expenditures by, the Company in excess of $750,000 in the aggregate over the shorter of: (A) the term of such Contract or (B) the 2019 calendar year;

(ix) (A) any Contract relating to ownership of or investments in any business or enterprise and (B) partnership, joint venture, co-owner, limited liability company collaboration or strategic alliance or other similar Contract; and

(x) any Contract involving a Governmental Entity.

(b) Each Assumed Contract and each Contract disclosed or required to be disclosed on Section 3.11 of the Disclosure Schedule is a legal, valid and binding obligation of the Company, and, to the Knowledge of the Company, each other party to such Contract, and is enforceable against the Company, and, to the Knowledge of the Company, each such other party in accordance with its terms subject, in each case, to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), and neither the Company nor, to the Knowledge of the Company, any other party to such Contract is in material default or material breach of such Contract, and, to the Knowledge of the Company, there does not exist any event, condition or omission that would constitute such a material default or material breach (whether by lapse of time or notice or both) under any Assumed Contract or any Contract disclosed or required to be disclosed on Section 3.11 of the Disclosure Schedule. Since January 1, 2018, the Company has not received any written notice of termination or nonrenewal with respect to any Assumed Contract or any Contract disclosed or required to be disclosed on Section 3.11 of the Disclosure Schedule and, to the Knowledge of the Company, no other party to any such Contract intends to provide any such notice.

Section 3.12 Employee Benefit Plans.

(a) Section 3.12(a) of the Disclosure Schedule sets forth, as of the date hereof, a list of each material “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and any qualified or nonqualified retirement, deferred compensation, severance, change in control, employment or retention plan, program or agreement, and vacation, incentive, bonus, life, disability or other insurance, equity or equity-based compensation plan, program or policy (x) sponsored, maintained, contributed to or required to be contributed to, by the Company and which provides compensation or benefits to any Business Employee or 1099 Contractor or (y) with respect to which the Company or any ERISA Affiliate thereof has any Liability in respect of any Business Employee or 1099 Contractor, but other than any “multiemployer plan” (as defined in Section 3(37) of ERISA) (collectively, the “Company Plans”). The Company has provided to the Acquiror each Assumed Company Plan and, with respect to each Company Plan other than an Assumed Company Plan, the Company has provided to the Acquiror, to the extent applicable, (i) the current plan document or other written information reasonably required for the Acquiror to satisfy its obligations under Article VI and (ii) with respect to each qualified defined contribution plan, a favorable IRS determination or opinion letter.

(b) Each Company Plan has been established, operated and administered in all material respects in accordance with its terms, ERISA, the Code and all other applicable Law. Each of the Company Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS, and nothing has occurred that could reasonably be expected to adversely affect such qualification.

(c) Except as set forth on Section 3.12(c) of the Disclosure Schedule, no Company Plan is subject to Title IV of ERISA and neither the Company nor any of its ERISA Affiliates has at any time within the previous six (6) years contributed to, or has had any Liability or obligation in respect of, any Company Plan subject to Title IV of ERISA. No Company Plan is a “multiemployer plan” (as defined in Section 3(37) of ERISA).

(d) Except as set forth on Section 3.12(d) of the Disclosure Schedule, no Company Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), would reasonably be expected to (i) trigger or entitle any Business Employee to any payment or benefits (including, without limitation, change in control payments, retention payments or severance or any increase in severance pay upon any termination of employment after the date of this Agreement) or (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Company Plans with respect to any Business Employee.

(e) No Company Plan provides for post-employment health, life or other welfare benefits to Business Employees other than as required under Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA (“COBRA”) or any similar applicable state Law.

Section 3.13 Labor.

(a) The Company has made available to the Acquiror a correct and complete list of each Business Employee as of the date hereof and, to the extent applicable, his or her respective (i) title, (ii) location, (iii) current base salary or hourly wage rate or fees paid in 2018 and 2019 to date, (iv) date of hire or engagement, (v) employment classification (full-time or part-time and exempt or non-exempt), (vi) 2019 bonus target and 2018 bonus paid or currently accrued, (vii) commission or fee arrangement and commissions or fees paid in 2018 and 2019 to date, and (viii) annual vacation, sick leave and other paid time off allowance. The personnel set forth in such list includes only personnel who have worked primarily for the Business within the past twelve (12) months (or less based on such personnel’s commencement date of employment with the Company), and the Company has not moved any personnel working primarily for the Business and being paid an annual base salary of $100,000 or more to another business of the Company or its Subsidiaries within the past twelve (12) months.

(b) Section 3.13(b) of the Disclosure Schedule sets forth, as of the date hereof, a correct and complete list of all of the individual 1099 Contractors as of the date of this Agreement, specifying for each the applicable commission or fee arrangement and commissions or fees paid or accrued for 2018 and 2019 to date.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Assets and the Business, taken as a whole, each Business Employee and 1099 Contractor who is a natural person is properly classified with respect to employment or contractor status for all purposes, including for employment, labor, benefits and Tax purposes.

(d) The Company is not a party to or bound by any collective bargaining agreement applicable to Business Employees, nor is any such agreement presently being negotiated. To the Knowledge of the Company, no campaigns are being conducted seeking to authorize representation of Business Employees by any labor union. No labor strike, material grievance, concerted slowdown, work stoppage, lockout or other material labor disruption is in effect or, to the Knowledge of the Company, threatened. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, since January 1, 2017, (i) there have been no Actions by or on behalf of any current, former or prospective Business Employee pending or, to the Knowledge of the Company, threatened in writing with respect to or relating to the employment practices of the Company and its Subsidiaries, and (ii) with respect to Business Employees, the Company and its Subsidiaries are and have been in compliance in all material respects with all applicable Laws relating to labor, employment and the termination thereof, including with respect to the classification of employees as exempt or non-exempt from overtime pay requirements, the proper classification of individuals as nonemployee contractors or consultants, and payments to any Business Employees for any wages, salaries, commissions, bonuses, vacation time, incentive payments or other direct compensation for any services performed by them to date.

(e) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Assets and the Business, taken as a whole, each Person who provides services to the Business or who is classified by the Company as an employee of the Business is properly classified with respect to employment status for all purposes, including for employment, labor, benefits and Tax purposes.

Section 3.14 Real Property. Section 1.1(f) of the Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all Leased Real Property, and Section 1.1(h) of the Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all Contracts related to such Leased Real Property. The Company has furnished or made available to the Acquiror true and complete copies of each Real Estate Lease. Except as set forth on Section 3.14 of the Disclosure Schedule: (i) each Real Estate Lease is in full force and effect and is a valid and binding obligation on the Company and, to the Knowledge of the Company, each other party thereto; (ii) there is no material breach or material default under any Real Estate Lease by the Company or, to the Knowledge of the Company, any other party thereto; (iii) no event, circumstance or condition has occurred that with or without the lapse of time or the giving of notice or both would constitute a material breach or material default under any Real Estate Lease by the Company or, to the Knowledge of the Company, any other party thereto and, to the Knowledge of the Company, no security deposit or portion thereof deposited with respect to such Real Estate Lease has been applied in respect of a breach or default under such Real Estate Lease which has not been redeposited in full; and (iv) the Company has a good and valid leasehold interest in each Leased Real Property, free and clear of any Liens (other than Permitted Liens). Without limiting the generality of the foregoing, the Leased Real Property is not subject to any license, lease or tenancy of any kind (other than the Real Estate Leases) and there are no parties, other than the Company, occupying or having a right to occupy the Leased Real Property.

Section 3.15 Accounts Receivable; Inventory.

(a) All the Receivables included in the Transferred Assets and the Reference Balance Sheet have arisen from bona fide transactions in the ordinary course of business and represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business and are not subject to any Liens (other than Permitted Liens), valid set off or counterclaim.

(b) All Inventory included in the Transferred Assets consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value, or for which adequate reserves have been established, in the Closing Date Working Capital.

Section 3.16 Products Liability. The Company has not received any written notice since January 1, 2017 relating to, nor, to the Knowledge of the Company, are there any facts or circumstances which have resulted in, or would reasonably be expected to give rise to, any material Liability involving any Product manufactured, designed, shipped, marketed, produced, distributed or sold or services rendered by or on behalf of the Company in respect of the Business resulting from an alleged defect in manufacture, materials or workmanship, or any alleged failure to warn, or from any alleged breach of implied warranties or representations, or any alleged noncompliance with any applicable Laws, including Environmental Laws or otherwise. There has been no Product recall, withdrawal, seizure, rework or post-sale warning or similar action (collectively, a “Recall”) conducted (and no such Recall is currently being conducted) by the Company or, to the Knowledge of the Company, any of its customers, since January 1, 2017 with respect to any Product manufactured (or to be manufactured), designed, shipped, marketed, produced, distributed or sold, or services rendered, by or on behalf of the Company in respect of the Business, or any investigation or consideration made by any director, officer or key employee thereof concerning whether to undertake or not undertake any Recall. No such Products or services are subject to any guaranty, warranty, or other indemnity other than pursuant to Contracts which have been provided by the Company prior to the date hereof.

Section 3.17 Brokers. Except for Citigroup Global Markets Inc. in connection with its rendering of investment banking advice to the Company and its Affiliates, whose fees and expenses will be paid by Company or its Affiliates, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the sale of the Business, or the other transactions contemplated in the Agreement, based upon arrangements made by or on behalf of the Company or any of its Affiliates.

Section 3.18 Affiliated Transactions. Other than as set forth on Section 3.18 of the Disclosure Schedule, no officer, director, employee or Affiliate of the Company or any of its Subsidiaries, is a party to any Contract or transaction with the Company or any of its Subsidiaries that is Related to the Business or has any interest in any property, real, personal or mixed, tangible or intangible, Related to the Business.

Section 3.19 Customers and Supplier. Section 3.19 of the Disclosure Schedule sets forth (a) a complete and correct list of the ten (10) largest customers of the Business measured by sales of the Business for (i) the fiscal year ended December 31, 2018 and (ii) the three (3)-month period ended March 31, 2019 (the “Material Customers”) and (b) a complete and correct list of the ten (10) largest suppliers, service providers or other similar business relations of the Business (the “Material Suppliers”) measured by expenses by the Business for (i) the fiscal year ended December 31, 2018 and (ii) the three (3)-month period ended March 31, 2019, and sets forth opposite the name of each such Material Customer and Material Supplier the approximate dollar amount of net sales and/or amounts paid by the Company attributable to such Material Customer or Material Supplier for each such period. Since January 1, 2018, (i) no Material Customer has provided any written or, to the Knowledge of the Company, other notice to the effect that any such Material Customer intends to cease being a customer of the Business or materially decrease the rate of, or materially change the terms with respect to, buying products or services from the Business (whether as a result of the consummation of the transactions contemplated hereby or otherwise) and (ii) no Material Supplier has provided any written or, to the Knowledge of the Company, other notice to the effect that any such Material Supplier intends to cease doing business with the Business or materially decrease the rate of, or materially change the terms with respect to, supplying materials, products or services to the Business (whether as a result of the consummation of the transactions contemplated hereby or otherwise). The Company is not involved (and has not been involved since January 1, 2018) in any material claim, dispute or controversy with any Material Customer or Material Supplier.

Section 3.20 Insurance. The Company has in place policies of insurance which cover the Business, the Transferred Assets and the Assumed Liabilities in amounts and scope of coverage as set forth in Section 3.20 of the Disclosure Schedule (including insurer, expiration date and type (i.e., a “claims made” or an “occurrences” policy)) (collectively, the “Insurance Policies”), correct and complete copies of which have been provided by the Company to the Acquiror. Each Insurance Policy is in full force and effect and all premiums due thereunder are currently paid in accordance with the terms of such policy. The Company has not received any written notice that any Insurance Policy will be cancelled or will not be renewed. Except as set forth on Section 3.20 of the Disclosure Schedule, the Company (a) is not in material default with respect to its obligations under any of the Insurance Policies, (b) has not failed to give any notice of any material claim related to the Business under any Insurance Policy in due and timely fashion, nor has any coverage for current material claims been denied, (c) has not exhausted the aggregate limits of any of the Insurance Policies and (d) has not assigned (voluntarily or involuntarily) any proceeds received in respect of any material claim under any of the Insurance Policies.

Section 3.21 Tax Matters.

(a) Except as set forth on Section 3.21 of the Disclosure Schedule,

(i) all material Tax Returns which are required to be filed with respect to the Transferred Assets have been filed;

(ii) all material Taxes (whether or not shown on any Tax Return) with respect to the Transferred Assets and the Business, have been or will be (subject to any valid extensions) timely paid; and

(iii) there are no material Tax deficiencies, assessments or adjustments by a Tax authority with respect to the Transferred Assets or the Business which have not been resolved and paid in full, and there is no material Tax audit with respect to the Transferred Assets or the Business which is currently in progress.

(b) Nothing in this Section 3.21 shall be construed as providing a representation with respect to any taxable period (or portion thereof) beginning following the Closing Date.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR

The Acquiror hereby represents and warrants to the Company that:

Section 4.1 Organization and Qualification. The Acquiror is duly incorporated, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority to enter into, consummate the transactions contemplated by, and carry out its obligations under, the Transaction Agreements. The Acquiror (i) has the corporate power and authority to own, lease its properties and to operate its business as currently owned, leased or operated and to carry on its business as currently conducted and (ii) is duly qualified or licensed to do business as a foreign corporation in each jurisdiction where the character of its owned, leased or operated properties or the nature of its activities makes such qualification or licensing necessary, except for jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation by the Acquiror of the transactions contemplated by, or the performance by the Acquiror of any of its obligations under, the Transaction Agreements.

Section 4.2 Authority. The Acquiror has all necessary corporate power and authority to execute and deliver the Transaction Agreements, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by the Acquiror of the Transaction Agreements, the consummation by the Acquiror of the transactions contemplated by, and the performance by the Acquiror of its obligations under, the Transaction Agreements have been duly and validly authorized by all requisite action on the part of the Acquiror and no other corporate proceedings on the part of the Acquiror is necessary to authorize the Transaction Agreements or to consummate the transactions so contemplated. This Agreement has been, and upon execution and delivery of the Ancillary Agreements, the Ancillary Agreements will be, duly executed and delivered by the Acquiror, and (assuming due authorization, execution and delivery by the other parties hereto or thereto, as applicable) this Agreement constitutes, and upon execution and delivery, the Ancillary Agreements will constitute, legal, valid and binding obligations of the Acquiror enforceable against the Acquiror in accordance with their respective terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of the Transaction Agreements by the Acquiror, and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) conflict with or violate the certificate of incorporation or by-laws or other organizational documents of the Acquiror, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) and (ii) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law applicable to the Acquiror, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment, notice, approval, consent, waiver or acceleration pursuant to, any Contracts binding upon the Acquiror or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the Acquiror’ s assets, properties or businesses, except, in the case of clauses (ii) through (iv), as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation by the Acquiror of the transactions contemplated by, or the performance by the Acquiror of any of its obligations under, the Transaction Agreements.

(b) The execution, delivery and performance by the Acquiror of the Transaction Agreements do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Person (including any Governmental Entity), except for (i) the filing of a pre-merger notification and report by the Company under the HSR Act and (ii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation by the Acquiror of the transactions contemplated by, or the performance by the Acquiror of any of its obligations under, the Transaction Agreements.

Section 4.4 Absence of Litigation. As of the date hereof, there are no Actions or Governmental Orders pending or outstanding or, to the Knowledge of the Acquiror, threatened against the Acquiror or any of its Affiliates, and, to the Knowledge of the Acquiror, there are no facts or circumstances as of the date hereof that could reasonably be expected to result in any Actions against the Acquiror or any of its Affiliates, in each case, that would reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation by the Acquiror of the transactions contemplated by, or the performance by the Acquiror of any of its obligations under, the Transaction Agreements.

Section 4.5 Financial Ability. The Acquiror will have, as of the Closing, unrestricted cash on hand available or access to cash under existing credit facilities which permit drawings thereunder without any further consent, in each case, sufficient to pay the Purchase Price and any other amounts payable by the Acquiror in connection with the transactions or adjustments contemplated by this Agreement.

Section 4.6 Brokers. No broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Acquiror or any of its Affiliates.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Conduct of Business Prior to the Closing. Without the prior written consent of the Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed, or as otherwise specifically contemplated by this Agreement (including as set forth in Section 5.1 of the Disclosure Schedule) or unless required by applicable Law, from the date of this Agreement until the earlier of the Closing and the termination of this Agreement (the “Pre-Closing Period”), the Company shall (i) conduct the Business in all material respects in the ordinary course consistent with past practice and (ii) use its reasonable best efforts to maintain and preserve intact the Business, including its relationships with suppliers, customers, distributors, employees and other Persons having material business relationships with the Business. Without limiting the generality of the foregoing, and except as otherwise specifically contemplated by this Agreement (including as set forth in Section 5.1 of the Disclosure Schedule) or unless required by applicable Law, during the Pre-Closing Period, the Company shall not, in each case solely to the extent relating to the Business and the Transferred Assets, without the prior written consent of the Acquiror, not to be unreasonably withheld, conditioned or delayed:

(i) merge or consolidate with any other Person (unless the surviving entity assumes all liabilities and obligations of the Company under this Agreement) or enter into any joint venture, partnership or similar venture with any other Person with respect to the Business;

(ii) liquidate, dissolve, reorganize or otherwise wind up its business or operations;

(iii) make a voluntary assignment for the benefit of its creditors or file a voluntary petition of bankruptcy or insolvency or otherwise institute insolvency proceedings of any type;

(iv) except in the ordinary course of business consistent with past practice, grant any Lien (other than a Permitted Lien) on any material Transferred Assets (whether tangible or intangible), in each case subject to Section 2.5(f);

(v) sell, dispose, assign, transfer, lease, sublease, exclusively license, abandon, fail to maintain, pledge, encumber or otherwise dispose of any Transferred Assets, other than (A) the sale of Inventory in the ordinary course of business consistent with past practice or (B) sales or dispositions of obsolete assets (in each case to the extent fully reserved for or held at a zero balance on the Financial Statements), or sales or dispositions in connection with the normal repair or replacement of assets or properties;

(vi) (A) except in the ordinary course of business consistent with past practices or as may be required under any Company Plan or by applicable Law, materially increase or accelerate the compensation or benefits of any of its Business Employees or (B) enter into any employment, consulting, retention, change-of-control, severance or other similar agreement or arrangement with any of its Business Employees;

(vii) (A) terminate the employment of any Business Employee whose annual base salary is $100,000 or more (except for cause or as otherwise required by applicable Law), (B) hire any person or transfer any employee, in either case, so as to become a Business Employee (except as required by applicable Law or in replacement of a Business Employee whose employment with the Company has been terminated) or (C) transfer any employee who has not primarily worked for the Business during the previous twelve (12) months so as to become a Business Employee;

(viii) make any material change in any method of accounting or accounting practice or policy used by the Business in the preparation of its financial statements, other than such changes as are (A) required by applicable Law or GAAP or (B) otherwise generally applied to the Company and its Subsidiaries;

(ix) except in respect of the Retained Litigation, (A) compromise or settle any Action which would reasonably be expected to give rise to Liabilities to be borne by the Acquiror in excess of $250,000, individually, or $1,500,000, in the aggregate or (B) waive or settle any rights in respect of the Business or the Transferred Assets having a value in excess of $250,000, individually, or $1,500,000, in the aggregate or (C) otherwise agree to any material restriction on the operation of the Transferred Assets or the Business that would apply following the Closing;

(x) except in the ordinary course of business consistent with past practice, enter into, or amend, terminate or waive any material right under, any Assumed Contract or Real Estate Lease;

(xi) fail to keep current and in full force and effect or renew any material Permits or Transferred IP;

(xii) enter into any transactions or Contracts with Affiliates that would be binding on the Business, Transferred Assets or Assumed Liabilities after the Closing;

(xiii) take any action that would result in any material increase in any Support Obligation under any Assumed Contract or provide, post, deliver or enter into any new Support Obligations in an aggregate amount greater than $250,000 (except in replacement of any Support Obligations in place as of the date of this Agreement without increasing the obligations thereunder); or

(xiv) authorize, commit or agree to take any of the foregoing actions.

Section 5.2 Forbearances of the Acquiror. During the Pre-Closing Period, the Acquiror shall not, and shall cause its Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if entering into a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation could reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any Approval necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated by this Agreement; (iii) increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated by this Agreement.

Section 5.3 Access to Books and Records; Confidentiality.

(a) During the Pre-Closing Period, the Company shall afford to the Acquiror and its Representatives, during normal business hours, at the Acquiror’s sole expense (in each case to the extent of any actual out-of-pocket expenses incurred by the Company in connection therewith), reasonable access to the properties, books, records, Contracts and other information and personnel, in each case, Related to the Business as may be reasonably requested in writing by the Acquiror in connection with the consummation of the transactions contemplated hereby; provided that such access shall not unreasonably interfere with the normal business operations of the Business. Notwithstanding the foregoing, (i) such access shall not include access to perform invasive or destructive environmental sampling or testing; and (ii) the Company shall not be required to provide such access which the Company believes, in its reasonable judgment, it is prohibited from providing under any applicable Law or Permit or which, if provided to the Acquiror, would constitute a breach of any confidentiality obligation or a waiver by the Company of any attorney-client privilege (it being agreed that, in the event the restriction in this clause (ii) applies to any such information, the Company and the Acquiror shall reasonably cooperate to design and implement alternative disclosure arrangements to provide the Acquiror access to such information). The Company shall make available, or cause its Subsidiaries to make available, Transferred Employee personnel files only after the Closing Date and, with respect to any Transferred Employees, if and when the Acquiror provides the Company with notice that the applicable Transferred Employees have provided the Acquiror with a release permitting transfer of such files (provided, however, that neither the Company nor any of its Subsidiaries shall be required to make available medical records, workers’ compensation records or the results of any drug testing in violation of applicable privacy Laws unless the applicable Transferred Employee has consented to such disclosure).

(b) The parties agree that the provisions of the Confidentiality Agreement, dated April 4, 2019, between the Company and the Acquiror (the “Confidentiality Agreement”) shall continue in full force and effect following the execution and delivery of this Agreement, and all information obtained pursuant to Section 5.3(a) or otherwise concerning the Company or the Business furnished to the Acquiror in connection with the transactions contemplated by the Transaction Agreements shall be kept confidential in accordance with the Confidentiality Agreement. Effective upon the Closing, the Confidentiality Agreement shall terminate and shall be of no further force and effect.

Section 5.4 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Company and the Acquiror agrees to use its reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate the transactions contemplated hereby as soon as practicable after the date hereof (but in any event prior to the End Date), including taking all actions to avoid or eliminate each and every impediment to Closing, obtaining any consent, authorization, license, permit, waiting period expiration, order or approval of, clearance from, or exemption by, any Governmental Entity required or advisable to be obtained or made by the Company or the Acquiror or any of their Affiliates in connection with the transactions contemplated by this Agreement (collectively, “Approvals”).

(b) In furtherance and not in limitation of the foregoing, each of the Company and the Acquiror agrees (i) as promptly as practicable, and in any event no later than ten (10) Business Days after the date of this Agreement, to prepare and submit a Notification and Report Form as required under the HSR Act, and (ii) as promptly as practicable following the receipt thereof, respond to (or properly reduce the scope of) any formal or informal request for additional information or documentary material received by either the Company or the Acquiror from any Governmental Entity and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. The payment of all filing fees under the HSR Act shall be borne equally (i.e., 50/50) by the Acquiror, on the one hand, and the Company, on the other hand.

(c) Subject to applicable confidentiality restrictions or other restrictions required by applicable Law, the Company and the Acquiror will notify each other promptly upon the receipt of any request, investigation, comment, question or other inquiry from any officials of any Governmental Entity in connection with any filings made pursuant to this Section 5.4, and shall cooperate in responding to any such request, investigation, comment, question, or inquiry. Without limiting the generality of the foregoing, each of the Company and the Acquiror shall cooperate with each other and consider the good faith views of the other party with respect to all analyses, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party to any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by applicable Law and by the applicable Governmental Entity, each of Company and the Acquiror shall give each other the opportunity to attend and participate in any substantive meetings, discussions, or conferences with any Governmental Entity taken pursuant to this Section 5.4. The Company and the Acquiror may, as each deems advisable and necessary, designate any competitively sensitive material provided to the other pursuant to this Section 5.4(c) as “Antitrust Counsel Only Material,” in which case such material and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel. Notwithstanding anything to the contrary in this Section 5.4, materials provided pursuant to this Section 5.4(c) may be redacted (i) to the extent necessary to comply with contractual arrangements and (ii) to the extent necessary to address reasonable privilege and confidentiality concerns.

(d) Notwithstanding anything in this Agreement to the contrary, neither the Acquiror nor the Company, nor any of their respective Affiliates, in each case as applicable, shall be required to take any of the following actions: (i) propose, negotiate, offer to commit and effect, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of the Business or any Transferred Assets or any other properties, rights, assets, businesses, product lines or services of the Acquiror or any of its Affiliates, (ii) otherwise agree to take any action that would limit the Acquiror’s or its Affiliates’ freedom of action, ownership or control with respect to the Business or any Transferred Assets or any other properties, rights, assets, businesses, product lines or services of the Acquiror or any of its Affiliates, (iii) terminate any Contract or other business relationship, or (iv) extend any waiting period with any Governmental Entity without the consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that (A) each party shall cooperate with the other and use its reasonable best efforts to oppose any request for, the entry of, and seek to have vacated or terminated, any order, judgment, decree, injunction or ruling of any Governmental Entity that would reasonably be expected to restrain, prevent or delay the Closing, including by defending through litigation, any action asserted by any Person in any court or before any Governmental Entity and (B) the Acquiror agrees (and none of the obligations set forth in this clause (B) will be limited or qualified by “reasonable best efforts”), to the extent required by any Governmental Entity to consummate the transactions contemplated by this Agreement prior to the End Date, to (1) propose, negotiate, offer to commit and effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of a portion of the Business or any of the Transferred Assets, (2) otherwise agree to take any action that would limit the Acquiror’s or its Affiliates’ freedom of action, ownership or control in each case with respect to the Business or any Transferred Assets, or (3) terminate any Contract or other business relationship of the Business (each of the actions referred to in clauses (1) through (3), a “Remedial Action”), in each case of the foregoing clauses (1) through (3), so long as such required Remedial Action would not, individually or in the aggregate, reasonably be expected to have a material adverse impact on the Business; provided further, however, that the consummation of any such required Remedial Action shall be conditioned upon the occurrence of the Closing.

Section 5.5 Third Party Consents; Shared Contracts; IT Asset Contract.

(a) The Company shall use commercially reasonable efforts to obtain any consent of any Person (other than Governmental Entities) required to consummate and make effective the transactions contemplated by this Agreement (other than the consent from a counterparty to any Assumed Contracts pursuant to which the Company or any of its Subsidiaries is obligated to pay, or has the right to receive, less than $250,000 in any twelve (12)-month period). The Acquiror agrees to cooperate reasonably with the Company in obtaining such consents. To the extent that the Company is unable to obtain such consents prior to the Closing (such consents, the “Post-Closing Consents”), the Company shall, until the first (1st) anniversary of the Closing, use commercially reasonable efforts to make or obtain (or cause to be made or obtained), as promptly as practicable, all Post-Closing Consents. The Acquiror agrees to cooperate reasonably with the Company in obtaining such Post-Closing Consents.

(b) The Company shall use commercially reasonable efforts to cause each Shared Contract to be separated into separate Contracts between the applicable third party and each of (i) the Business, on the one hand, and (ii) the business retained by the Company, on the other hand (it being understood that, in connection with such separation, the Company shall not, subject to Section 5.5(e), (A) commit to make any payments other than cash payments that are Excluded Liabilities or otherwise paid in full prior to the Closing or (B) make any non-monetary concessions that would purport to bind the Business or Acquiror or any of its Affiliates following the Closing). The Acquiror shall reasonably cooperate with the Company in effecting the separations of such Shared Contracts. The Company shall use commercially reasonable efforts prior to the Closing and, to the extent not achieved prior to the Closing, then for twelve (12) months thereafter, in effecting the separation of such Shared Contracts on substantially the same terms as currently in effect or other terms reasonably mutually agreeable by the Acquiror and the Company. After the Closing and for twelve (12) months thereafter, until any separate Contract (if any) is obtained therefor the Acquiror shall reasonably cooperate with the Company, and the Company shall use its commercially reasonable efforts to obtain for the Acquiror, at no cost to the Company or the Acquiror or any of their respective Affiliates, an arrangement with respect thereto to provide for the Acquiror substantially comparable benefits therein and to otherwise put the Acquiror and the Company in the position they would have been in had the rights and Liabilities relating to the Business been transferred at the Closing. In furtherance of the foregoing, if the Company or the Acquiror receives any benefit or payment which under any Shared Contract was intended for the other party, the Company and the Acquiror shall deliver such benefit or payment to the other party.

(c) During the Pre-Closing Period, the Company and the Acquiror shall reasonably cooperate to address the treatment of each IT Asset Contract in a manner to be contemplated by the Transition Services Agreement (it being understood that any such agreed-upon treatment shall not become effective until the Closing). To the extent any right under any IT Asset Contract is transferred to the Acquiror or its Affiliates, or any Liability under any IT Asset Contract is assumed by the Acquiror or its Affiliates, either pursuant to this Section 5.5(c) at the Closing or pursuant to the Transition Services Agreement following the Closing, such right or Liability, as applicable, shall be deemed to be a Transferred Asset or Assumed Liability, as applicable, for purposes of this Agreement.

(d) The Company shall request and use commercially reasonable efforts to obtain at or prior to the Closing a customary form of landlord estoppel certificate in connection with the Leased Real Property.

(e) For purposes of this Section 5.5, the term “commercially reasonable efforts” shall not be deemed to require any Person to incur, pay, reimburse or provide any commitment, liability, compensation, consideration or charge, or commence or be a plaintiff in any Action or otherwise agree to any contractual modification, in each case, in favor of any Person from whom any consent or waiver may be required.

Section 5.6 Exclusivity. During the Pre-Closing Period, the Company shall not, and shall not cause its Representatives to, directly or indirectly, solicit, initiate, knowingly encourage, knowingly facilitate or enter into any negotiation, discussion or Contract, with any other party (other than the Acquiror and its Representatives) with respect to, or furnish any confidential or non-public information relating to, the Business, the Transferred Assets or the Assumed Liabilities, or afford access to the business, properties, assets, liabilities, books or records of the Business, to such other party, in each case in connection with, the sale of , or other material transaction involving, the Business or the Transferred Assets (an “Acquisition”). Until the earlier of the Closing and such time as this Agreement is terminated in accordance with Article IX, the Company shall promptly notify the Acquiror if any Person makes any proposal, offer, inquiry or contact with respect to any Acquisition and shall provide Acquiror with the terms thereof.

Section 5.7 Contact with Customers and Suppliers. During the Pre-Closing Period, to the extent permitted by applicable Law, the Company and the Acquiror shall reasonably cooperate in communicating with the customers and suppliers of the Business concerning the transactions contemplated hereby, including the Acquiror’s intentions concerning the operation of the Business following the Closing. During the Pre-Closing Period, the Acquiror and its Representatives shall contact or communicate with the customers and suppliers of the Business in connection with the transactions contemplated hereby only with the prior written consent of the Company, which shall not be unreasonably withheld and may be conditioned upon a designee of the Company being present at any meeting or conference. For the avoidance of doubt, nothing in this Section 5.7 shall prohibit the Acquiror from contacting the customers and suppliers of the Business in the ordinary course of the Acquiror’s businesses for the purpose of selling products of the Acquiror’s businesses or for any other purpose unrelated to the Business or the transactions contemplated by this Agreement.

Section 5.8 Audited and Reviewed Financial Statements. The Company shall use its reasonable best efforts to furnish to the Acquiror by May 31, 2019 (and in any event the Company shall furnish to the Acquiror at or prior to the Closing) (a) the audited combined balance sheet of the Business as of December 31, 2018 and December 31, 2017 and the related combined statements of income and cash flows of the Business for the fiscal years ended December 31, 2018, December 31, 2017 and December 31, 2016, and (b) the unaudited, but reviewed, combined balance sheet of the Business as of March 31, 2019 and the related combined statements of income and cash flows of the Business for the three (3) months ended on March 31, 2019 and March 31, 2018 (collectively, the “Audited and Reviewed Financial Statements”), in each case in a form that complies with the requirements of Item 9.01(a) of Form 8-K and Rule 3-05 of Regulation S-X under the Securities Exchange Act of 1934, as amended, for a business acquisition required to be described in answer to Item 2.01 of Form 8-K. Further, the Company shall use its reasonable best efforts to furnish to the Acquiror at or prior to the Closing such financial data, audit reports and other information of the Business of the type required by Regulation S-X and Regulation S-K under the Securities Act of 1933, as amended, for registered public offerings of securities by the Acquiror or one of its Affiliates, in each case, as may be reasonably requested by the Acquiror in writing no later than ten (10) days prior to the Closing. Following the delivery of the Audited and Reviewed Financial Statements by the Company to the Acquiror in accordance with this Section 5.8, the Company shall use its reasonable best efforts to promptly cause and enable its auditors to provide to the Acquiror (and not withdraw) their consent to incorporation by reference into any registration statements filed by the Acquiror or its Affiliates under the Securities Act of 1933, as amended, of their audit reports with respect to the Audited and Reviewed Financial Statements.

Section 5.9 Credit and Performance Support Obligations. The Acquiror agrees to use commercially reasonable efforts to cause the Company and its Affiliates to be absolutely and unconditionally relieved on or prior to the Closing Date of all Liabilities and obligations arising out of any guaranties, letters of credit, performance bonds and other similar items issued and outstanding in connection with or for the benefit of the Business or in respect of the Transferred Assets (such Liabilities and obligations contained in Section 5.9 of the Disclosure Schedule, the “Support Obligations”; provided that the Company may supplement the Liabilities and obligations listed on Section 5.9 of the Disclosure Schedule from time to time prior to Closing to include any additional Support Obligations relating to the Transferred Assets entered into in accordance with this Agreement), including by causing one or more of the Acquiror or its Affiliates to be substituted in all respects for the Company and its Affiliates in respect of such Support Obligations. To the extent the Company or any of its Affiliates is not absolutely and unconditionally relieved of all Support Obligations on or prior to the Closing Date, the Acquiror shall, from and after the Closing, indemnify the Company and its Affiliates against all Losses of any kind whatsoever with respect to such failure and from and against any continuing Support Obligations (each such Support Obligation, until such time as it is released in accordance with this Section 5.9, a “Continuing Support Obligation”). From and after the Closing, the Acquiror agrees to continue to use commercially reasonable efforts to absolutely and unconditionally relieve the Company and its Affiliates of all Continuing Support Obligations as promptly as practicable after the Closing Date. To the extent that the Company or any of the Company’s Affiliates has any performance obligations under any Continuing Support Obligations from and after the Closing, the Acquiror shall use reasonable best efforts to (x) perform, or cause its Affiliates to perform, such obligations on behalf of the Company or such Affiliate or (y) otherwise take such action as reasonably requested by the Company or such Affiliate so as to put the Company or such Affiliate in the same position as if the Acquiror had performed or was performing such obligations.

Section 5.10 Termination of Certain Support Services and Affiliated Transactions.

(a) The Acquiror acknowledges that the Business currently receives from the Company and its Affiliates certain administrative and corporate services and benefits of a type generally provided to other businesses and Subsidiaries of the Company, each category of which is set forth on Section 5.10(a) of the Disclosure Schedule (the “Support Services”). The Acquiror and the Company acknowledge that, except as provided in the Transition Services Agreement, the Support Services shall cease at Closing, and all agreements and arrangements (whether or not in writing) in respect thereof shall terminate as of the Closing, with no further obligation of any party thereto.

(b) All Contracts required to be disclosed on Section 3.18 of the Disclosure Schedule shall be terminated on or prior to the Closing such that, following the Closing, no party to any such Contract will have any further Liability thereunder.

Section 5.11 Pre-Closing Insurance Matters.

(a) The Acquiror acknowledges that the policies and insurance coverage maintained on behalf of or for the benefit of the Business are part of the corporate insurance program maintained by the Company and its Subsidiaries (such policies, the “Corporate Policies”), and such policies will not be transferred to the Acquiror or the Business. On and after the Closing, except as set forth in Section 2.1(a), the Company shall retain all right, title and interest in and to the Corporate Policies, including the right to any credit or return premiums due, paid or payable in connection with the termination thereof. Except during the six-year period after the Closing as provided in Section 5.11(b), the Acquiror shall not, and shall cause its Affiliates not to, assert, by way of claim, Action or otherwise, any right to any Corporate Policy or any benefits under any such Corporate Policy.

(b) With respect to any events or circumstances pertaining to the Business that relate to the period prior to the Closing and are eligible for coverage under any occurrence-based Corporate Policy in effect as of the Closing (such events or circumstances, a “Pre-Closing Insurance Matter”), for a period of six (6) years after the Closing, the Company will use its commercially reasonable efforts to provide the Acquiror with access to such Corporate Policies and shall reasonably cooperate with the Acquiror, and take commercially reasonable actions to assist the Acquiror in submitting claims with respect to such Pre-Closing Insurance Matter. For a period of six (6) years after the Closing, the Company will renew on substantially similar terms all claims made and discovery-based Corporate Policies that are in effect at the time of the Closing that would provide coverage for the Business for events or circumstances pertaining to the Business that relate to the period prior to the Closing and will use its commercially reasonable efforts to provide the Acquiror with access to such policies. The Acquiror and its Affiliates shall be solely responsible for (i) any deductibles or self-insured retentions with respect to such Pre-Closing Insurance Matter, (ii) any out-of-pocket costs and expenses of the Company or its Subsidiaries (including reasonable attorneys’ fees) with respect to such Pre-Closing Insurance Matter that are not covered under the relevant Corporate Policy and (iii) any collateral requirements with respect to such Pre-Closing Insurance Matter. For the avoidance of doubt, neither the Acquiror nor any of its Affiliates shall have, and the Acquiror shall not and shall cause its Affiliates not to seek, (x) any rights with respect to any self-insurance programs of the Company or any of its Subsidiaries, (y) any rights under any fronting insurance programs or arrangements of the Company or its Subsidiaries or (z) any rights to cause the Company or any of its Subsidiaries to pay any deductible or self-insured retention amount with respect to any claim. To the extent the Company or its Subsidiaries, as applicable, have claims under any Corporate Policy and such claims (along with any other claims previously made under the relevant Corporate Policy), together with the claims for any Pre-Closing Insurance Matter, would exceed the maximum coverage available under such Corporate Policy, the claims of the Company and its Subsidiaries shall take precedence over the Pre-Closing Insurance Matter. The Acquiror shall notify the Company promptly of any such Pre-Closing Insurance Matter for which it seeks coverage on behalf of the Business and each party shall keep the other fully informed regarding the status of the Pre-Closing Insurance Matter. The Company and its Subsidiaries shall have no obligation to maintain any Corporate Policies beyond their current terms.

Section 5.12 Retained Litigation.

(a) Notwithstanding anything to the contrary in this Agreement, the Company shall, at its own expense, or at the expense of its insurers or indemnitors, and with counsel selected by the Company or its insurers in their sole discretion (“Company Counsel”), have the right to continue to direct, prosecute and defend the Retained Litigation in its sole discretion.

After the Closing, the Acquiror shall, and shall cause its Affiliates and its Affiliates’ Representatives to, in each case at the Company’s sole cost and expense, reasonably cooperate with the Company in connection with the prosecution and defense by the Company of the Retained Litigation, including by (i) making Business personnel reasonably available for interviews, consultations, preparation, meetings, depositions, trial testimonies or pre-testimony preparation, physically (in each case only to the extent in or around Tulsa, Oklahoma, except in the event of an actual trial located elsewhere) or telephonically, in each case, as the Company or Company Counsel shall request in writing with as much advance notice as practicable given the applicable circumstances (provided, that, to the extent such Business personnel are made available to the Company pursuant to this clause (i), they shall be deemed to be consultants of the Company in connection with any such assistance so provided), and (ii) providing the Company and Company Counsel access to, such information, documents and records as shall be necessary for the prosecution and defense of the Retained Litigation (in each case only to the extent the Company or Company Counsel do not have access to such information, documents and records following the Closing), and the Acquiror shall retain such information, documents and records upon the Company’s or Company Counsel’s written request. The Company shall use its reasonable best efforts to schedule any such activity in a manner that is the least inconvenient for the Acquiror and its personnel and nothing in this Agreement shall require the Acquiror or any of its Affiliates (including the Business) to file any claims or other court papers or actively initiate any claim for Losses relating to the Retained Litigation against any Person. In the event of any deposition, testimony or other similar proceedings involving the Acquiror or its Affiliates or their respective Representatives, the Acquiror shall be permitted to participate therein with one counsel of its own at the Company’s sole cost and expense.

(b) The Company and its insurers, in their sole discretion, shall have the right to settle or compromise or consent to the entry of any judgment with respect to the Retained Litigation; provided, however, that the Company may not enter into any settlement or compromise or consent to the entry of any judgment with respect thereto without the prior written consent of the Acquiror to the extent the proposed settlement, compromise or judgment (i) would result in any restrictions on the operations of the Acquiror, its Affiliates or the Business (other than requirements that such Persons operate in accordance with applicable Laws and de minimis procedural requirements), or (ii) would reasonably be expected to adversely affect the reputation of the Acquiror, its Affiliates or the Business in any material respect, including through an admission of wrongdoing by any such Person. For the avoidance of doubt, the Company entering into a settlement agreement that does not contain an admission of wrongdoing will not be deemed to adversely affect the reputation of the Acquiror, its Affiliates or the Business for the purposes of this Section 5.12(b) in any material respect. The Company shall use its reasonable best efforts to cause such settlement agreement to contain customary confidentiality provisions applicable to each party thereto.

(c) For the avoidance of doubt, (i) the Company shall, without duplication, pay (or shall cause to be paid) promptly, and in any event within ten (10) Business Days following the Acquiror’s written request, all out-of-pocket costs and expenses of the Acquiror, its Affiliates and their respective Representatives in connection with all cooperation related to the Retained Litigation (whether specifically contemplated by this Section 5.12 or otherwise), and (ii) any obligations under any such settlement, compromise or judgment contemplated by Section 5.12(b) shall be deemed to be Excluded Liabilities hereunder.

Section 5.13 Collection of Receivables. The Acquiror shall have the right and authority, from and after the Closing, to collect for its own account all Receivables of the Business included in the Transferred Assets (the “Closing Receivables”) and to endorse with the name of the Company any checks or drafts received with respect to any Closing Receivables. From and after the Closing, the Company shall (i) deliver to the Acquiror such documentation of, and information relating to, the Closing Receivables as the Acquiror shall reasonably request and (ii) promptly deliver to the Acquiror any cash or other property received by the Company and its Affiliates in respect of any Receivables to be transferred pursuant to Section 2.1(a)(iv) and the Acquiror shall reimburse the Company for its reasonable and documented out-of-pocket expenses incurred in connection therewith. From and after the Closing Date, the Acquiror promptly shall deliver or cause to be delivered to the Company any proceeds of Receivables received directly or indirectly by the Acquiror with respect to any Excluded Assets or businesses or assets of the Company and its Affiliates other than the Transferred Assets or the Business, and the Company shall reimburse the Acquiror for its reasonable and documented out-of-pocket expenses incurred in connection therewith. Each party shall reasonably cooperate with the other party in furtherance of the foregoing.

Section 5.14 Post-Closing Cooperation.

(a) After the Closing, upon reasonable notice, the Acquiror and the Company shall furnish or cause to be furnished to each other and their employees, counsel, auditors and other Representatives reasonable access (including the ability to make copies), during normal business hours, to such employees, counsel, auditors and other Representatives, Books and Records within the control of such party or any of its Affiliates as is reasonably necessary for (i) financial reporting, Tax and accounting matters and (ii) defense or prosecution of litigation and disputes with third parties.

(b) Each of the Company and the Acquiror will retain all Books and Records and other documents pertaining to the Business in existence on the Closing Date for a period equal to the earlier of five (5) years following the Closing and the dissolution of the Company or the Acquiror, as the case may be, pursuant to applicable Law; provided that no such Books and Records or other documents shall be destroyed or disposed of by any retaining party during such five (5) year period without first advising the other party in writing and giving such party a reasonable opportunity to obtain possession thereof for the purposes permitted by this Section 5.14.

(c) Each party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to this Section 5.14. Neither party shall be required by this Section 5.14 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations.

Section 5.15 License to Company Marks.

(a) The Company hereby grants to Acquiror and its Affiliates a worldwide, non-exclusive, non-sublicensable, non-assignable, royalty free and fully paid-up license to use the Company Marks, solely in a manner consistent with past practice and customary “phase out” use: (i) on websites, for 30 days after the Closing Date; (ii) on business cards, purchase orders, invoices, sales orders, letterhead, shipping documents and other materials, for 90 days after the Closing Date (provided that the Acquiror shall, as soon as practicable after the Closing Date, use commercially reasonable efforts to make clear in such materials that it is not currently affiliated with the Company); and (iii) on all other materials such as signs, products and product packaging, for 180 days after the Closing Date.

(b) Except as otherwise provided in this Section 5.15, the Acquiror and its Affiliates shall cease and discontinue all uses of the Company Marks on the Closing Date; provided, that, for the avoidance of doubt, the Acquiror and its Affiliates shall be permitted, subject to Section 11.4, to communicate to third parties in a non-trademark manner that the Acquiror has purchased the Business from the Company and reference the Company’s name in a non-trademark manner in such communications.

(c) The Acquiror, for itself and its Affiliates, acknowledges and agrees that, except to the extent expressly provided in this Section 5.15, neither the Acquiror nor any of its Affiliates shall have any rights to use any of the Company Marks and neither the Acquiror nor any of its Affiliates shall contest the ownership or validity of any rights of the Company or any of its Affiliates in or to any of the Company Marks.

Section 5.16 Non-Competition; Non-Hire.

(a) The Company agrees that from the Closing until the fourth (4th) anniversary of the Closing, it will not (and will cause its Controlled Affiliates not to), directly or indirectly, engage in, manage, participate in, operate, control or invest in any business anywhere in the world that is competitive with the Business. Notwithstanding the foregoing, this Section 5.16(a) shall not prohibit (i) the Company, directly or through any Controlled Affiliate, from conducting any business activities conducted by it as of the date of this Agreement (other than the Business), and the business activities required of the Company pursuant to the Ancillary Agreements and pursuant to this Agreement; (ii) the Company, directly or through any Controlled Affiliate, from investing in or holding not more than 10% of the outstanding capital stock or other ownership interests of any Person, in each case so long as such investment or interest is passive and the Company does not receive any board representation or other control rights in connection therewith; and (iii) the Company, directly or through any Controlled Affiliate, from hereafter acquiring and continuing to own and operate any entity which has operations that compete with the Business if such operations account for no more than 10% of such entity’s consolidated revenues at the time of such acquisition.

(b) The Company agrees that from the Closing until the second (2nd) anniversary of the Closing, it will not, and will cause its Controlled Affiliates not to, directly or indirectly, solicit for employment or hire any employee of Parent or any of its Subsidiaries. Notwithstanding the foregoing, this Section 5.16(b) shall not be violated by the solicitation or hiring of any such employee (i) through advertisements in newspapers, trade periodicals or the like (or other solicitations directed at the public, or general segments of the public, in general) or through the services of executive search firms engaged in a broad-based search (and not engaged for the purpose of circumventing such provisions), in each case, so long as such advertisements or searches are not specifically targeted at employees of Parent or any of its Subsidiaries, (ii) who has left the employment of Parent and its Subsidiaries at least six (6) months prior to such solicitation or hiring or (iii) whose employment has been terminated by Parent or any of its Subsidiaries.

(c) The Acquiror agrees that from the Closing until the second (2nd) anniversary of the Closing, it will not, and will cause its Controlled Affiliates not to, directly or indirectly, solicit for employment or hire any employee of the Company or any of its Subsidiaries. Notwithstanding the foregoing, this Section 5.16(c) shall not be violated by the solicitation or hiring of any such employee (i) through advertisements in newspapers, trade periodicals or the like (or other solicitations directed at the public, or general segments of the public, in general) or through the services of executive search firms engaged in a broad-based search (and not engaged for the purpose of circumventing such provisions), in each case, so long as such advertisements or searches are not specifically targeted at employees of the Company or any of its Subsidiaries, (ii) who has left the employment of the Company and its Subsidiaries at least six (6) months prior to such solicitation or hiring or (iii) whose employment has been terminated by the Company or any of its Subsidiaries.

(d) If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in this Section 5.16 is invalid or unenforceable, then the parties agree that the court or tribunal will have the power (but without affecting the right of the Company or the Acquiror to obtain the relief provided for in this Section 5.16 in any jurisdiction other than such court’s or tribunal’s jurisdiction) to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. To the extent it may effectively do so under applicable Law, each of the Company and the Acquiror hereby waives on its own behalf and on behalf of its successors, any provision of Law which renders any provision of this Section 5.16 invalid, void or unenforceable in any respect.

(e) Each of the Company and the Acquiror acknowledges and agrees that the remedy of indemnity payments pursuant to Article X and other remedies at law for any breach of the requirements of this Section 5.16 would be inadequate, and agrees and consents that without intending to limit any additional remedies that may be available, temporary and permanent injunctive and other equitable relief may be granted without proof of actual damage or inadequacy of legal remedy, in any proceeding which may be brought to enforce any of the provisions of this Section 5.16. The parties mutually agree that this Section 5.15 is reasonable and necessary to protect and preserve the Company’s and the Acquiror’s legitimate business interests and the value of the Business, the Transferred Assets and the Company’s other businesses, and to prevent any unfair advantage conferred on any party and their respective successors.

Section 5.17 Post-Closing Confidentiality.

(a) From and after the Closing, the Company shall, and shall cause its Subsidiaries and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, keep confidential and not use any non-public information relating to the Business, the Transferred Assets and the Assumed Liabilities (such information, the “Business

Confidential Information”). In the event the Company or any of its Subsidiaries is required by any judicial, administrative, legislative or regulatory body (a “Legal Process”) to disclose any of the Business Confidential Information, the Company or such Subsidiary shall provide the Acquiror with prompt prior written notice of any such requirement, to the extent permitted by such Legal Process, so that the Acquiror may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 5.17(a). If, in the absence of a protective order or other remedy or the receipt of a waiver by the Acquiror, the Company or such Subsidiary are nonetheless required by such Legal Process to disclose Business Confidential Information, the Company or such Subsidiary may disclose to the applicable Governmental Entity only that portion of the Business Confidential Information which counsel to the Company or such Subsidiary advises the Company or such Subsidiary is legally required to be disclosed; provided, however, that the Company or such Subsidiary shall use its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded to the disclosed portion of such Business Confidential Information.

(b) From and after the Closing, the Acquiror shall, and shall cause its Subsidiaries and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, keep confidential and not use any non-public information relating to the Company, its Subsidiaries and the Company’s and its Subsidiaries’ businesses (other than the Business) (such information, the “Company Confidential Information”). In the event the Acquiror or any of its Subsidiaries is required by any Legal Process to disclose any of the Company Confidential Information, the Acquiror or such Subsidiary shall provide the Company with prompt prior written notice of any such requirement, to the extent permitted by such Legal Process, so that the Company may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 5.17(b). If, in the absence of a protective order or other remedy or the receipt of a waiver by the Company, the Acquiror or such Subsidiary are nonetheless required by such Legal Process to disclose Company Confidential Information, the Acquiror or such Subsidiary may disclose to the applicable Governmental Entity only that portion of the Company Confidential Information which counsel to the Acquiror or such Subsidiary advises the Acquiror or such Subsidiary is legally required to be disclosed; provided, however, that the Acquiror or such Subsidiary shall use its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded to the disclosed portion of such Company Confidential Information.

Section 5.18 Expenses; Transfer Taxes.

(a) Whether or not the Closing takes place, and except as otherwise specified in this Agreement, all costs and expenses incurred in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense.

(b) All sales (including bulk sales), use, value added, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording, license, stock transfer stamps and other similar Taxes and fees (“Transfer Taxes”) applicable to the conveyance and transfer from the Company to the Acquiror of the Business or the Transferred Assets shall be borne equally (i.e., 50/50) by the Company and the Acquiror. The parties shall cooperate in timely filling any Tax Returns required in connection with the payment of such Transfer Taxes. Each party shall use reasonable efforts to avail itself of any available exemptions from any such Transfer Taxes and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemptions.

Section 5.19 Misallocated Assets. If, following the Closing, any right, property or asset not included in the Transferred Assets is found to have been transferred to the Acquiror in error, either directly or indirectly, the Acquiror shall transfer, or shall cause its Affiliates to transfer, at no cost to the Company, such right, property or asset (and any related Liability) as soon as practicable to the Company. If, following the Closing, any right, property or asset included in the Transferred Assets is found to have been retained by the Company or any of its Subsidiaries in error, either directly or indirectly, the Company shall transfer, or shall cause its Subsidiaries to, transfer, at no additional cost to the Acquiror, such right, property or asset (and any related Liability) as soon as practicable to the Acquiror.

Section 5.20 Further Assurances. Subject to the terms and conditions of this Agreement, at any time and from time to time after the Closing, at the request of either party hereto and without further consideration, the other party shall execute and deliver to such requesting party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as such party may reasonably request in order to consummate the transactions contemplated by this Agreement.

Section 5.21 Change of Name. Within thirty (30) days following the Closing, the Company shall change the name of Harsco Industrial Air-X-Changers Pty. Ltd. to a name that does not contain (a) “Air-X-Changers”, any confusingly similar derivative thereof, or any other confusingly similar name, or (b) any other name that is confusingly similar to any of the Transferred IP.

Section 5.22 Transfer of Indian Assets of the Business. (i) Upon the acceptance of an offer of employment from the Acquiror or any of its Affiliates by an Indian Business Employee prior to the one (1) year anniversary of the Closing, the Company shall cause each applicable Indian Subsidiary which owns or holds any rights to any assets Related to the Business that are used by such Indian Business Employee in connection with its employment engagement or other services for the Company or its Subsidiaries to transfer such assets to an Affiliate of the Acquiror designated thereby (in each case without any consideration paid therefor), and (ii) at any time prior to the one (1) year anniversary of the Closing, upon the Acquiror’s written request, the Company shall cause each applicable Indian Subsidiary which owns or holds any rights to any assets Related to the Business not specifically used by any such Indian Business Employee to transfer such assets to an Affiliate of the Acquiror designated thereby (in each case without any consideration paid therefor), which assets shall include, for the avoidance of doubt, at least the items set forth on Section 5.22 of the Disclosure Schedule (the assets referred to in clauses (i) and (ii), collectively, the “Indian Business Assets”). Such transfer shall be effected by a short-form assignment and assumption, sale or other similar short-form transfer agreement, including, as necessary, notices of transfer, notarial deeds, powers of attorney and any other ancillary agreements or documents reasonably requested by the Acquiror, in all cases subject to and conforming with the requirements of applicable local Law and the organizational documents of the applicable transferee and transferor (collectively, the “Local

Agreements”). The parties shall negotiate in good faith the provisions of the Local Agreements under the fundamental principle that the operative provisions governing the transaction contemplated by this Section 5.22 shall be contained in this Agreement to the maximum extent practicable so as to avoid confusion regarding the terms of such transaction, and if there is any ambiguity, discrepancy or conflict between the provisions of this Agreement and any Local Agreement, then the provisions of this Agreement shall prevail. Unless otherwise required by applicable local Law, the Local Agreements shall not contain any representations, warranties, covenants, indemnities or conditions. Upon consummation of the transfer of any Indian Business Asset, such Indian Business Asset will be deemed to be a Transferred Asset for purposes of this Agreement.

Section 5.23 Transfer of Title to Vehicles. As soon as practicable following the Closing (and in any event within thirty (30) days thereafter), the Company shall cause the title to each vehicle included in the Transferred Assets to be transferred to, and registered in, the Acquiror’s name with each applicable Governmental Entity (and the Acquiror shall reasonably cooperate with the Company in connection therewith).

ARTICLE VI

EMPLOYEE MATTERS

Section 6.1 Business Employees; Continuation of Employment and Employee Benefits.

(a) The Acquiror shall, or shall cause one of its Affiliates to, make offers of employment to all Business Employees other than Inactive Business Employees (the “Active Business Employees”) as soon as practicable after the date hereof but in no event less than fifteen (15) Business Days prior to the Closing Date (or such other period required by applicable Law), to be effective as of the Closing, on terms and conditions of employment in accordance with Section 6.1(b). Each such offer of employment shall include a consent, consistent with applicable Law, pursuant to which such Business Employee may choose to elect to roll over to the Acquiror such Business Employee’s accrued and unused vacation and paid time off balances (the “PTO Rollover”). With respect to any Inactive Business Employee, the Acquiror shall, or shall cause one of its Affiliates to, make an offer of employment (including a consent, consistent with applicable Law, to choose to elect to effect the PTO Rollover) to each such individual on the earliest practicable date following the return of such individual to work with the Company, to be effective upon acceptance, provided that such Inactive Business Employee returns to work within nine (9) months following the Closing Date (or such longer period as required by applicable Law). Following the date hereof and while the Acquiror has outstanding obligations pursuant to this Section 6.1(a), the Company shall promptly notify the Acquiror of the occurrence of the end of any such leave of absence with respect to any Inactive Business Employee. The Company shall retain all costs, expenses and Liabilities related to any Inactive Business Employee that arise out of or accrue as a result of an event or events that occur on, prior to or as of the date that any Inactive Business Employee commences employment with the Acquiror or an Affiliate thereof in accordance with the terms of this Agreement. Each Active Business Employee and Inactive Business Employee who accepts the offer of employment from the Acquiror or any of its Affiliates is referred to herein as a “Transferred Employee.”

(b) From the Closing and until the twelve (12) month anniversary of the Closing, the Acquiror shall, or shall cause its Affiliates to, provide to each Transferred Employee: (i) at least the same base salary or wage rate in effect as of immediately prior to the Closing and at least the same cash incentive target bonus opportunities, in each case, as is provided to such Transferred Employee immediately prior to Closing (excluding any retention, equity and equity-based compensation opportunities) and (ii) employee benefits (including perquisites, vacation and severance benefits, but excluding any defined benefit pension, nonqualified retirement, equity, equity-based compensation opportunities, and voluntary benefit programs) which are substantially comparable in the aggregate to those employee benefits provided to such Transferred Employee immediately prior to the Closing, except, in each case, as may otherwise be required under an individual arrangement or written employment agreement as set forth in Section 6.1(b) of the Disclosure Schedule. For the avoidance of doubt, the Acquiror shall be solely responsible hereunder for the payment of 2019 annual performance bonuses.

Section 6.2 401(k) Plan. As soon as administratively practicable following the Closing Date, the Company and the Acquiror shall discuss the transfer of the assets and liabilities relating to the account balances attributable to the Transferred Employees, including any promissory notes evidencing outstanding loan balances, under the Company’s tax-qualified defined contribution plan (the “Company’s 401(k) Plan”) to a defined contribution plan sponsored or maintained by the Acquiror or one of its Affiliates (the “Acquiror’s 401(k) Plan”) (a “Trust to Trust Transfer”). Solely to the extent the Company and the Acquiror mutually agree to effect a Trust to Trust Transfer, the Company shall cause to be transferred from the Company’s 401(k) Plan the assets and liabilities relating to the Transferred Employee account balances (including any promissory notes evidencing outstanding loan balances) and the Acquiror shall cause the Acquiror 401(k) Plan to accept such transfer of assets and liabilities and, effective as of the date of such transfer, to assume and fully perform the obligations of the Company’s 401(k) Plan relating to the accounts of the Transferred Employees whose balances were transferred to the Acquiror’s 401(k) Plan. Such transfer of assets and liabilities shall consist of a transfer in kind of all such account balances and shall be conducted in accordance with the requirements of all applicable Laws, including Section 414(l) of the Code. To the extent a Trust to Trust Transfer is not mutually agreed, the Acquiror and the Company shall each take all actions necessary to provide that Transferred Employees who so elect may make a direct rollover (as described in Section 401(a)(31) of the Code) of his or her account balances under the Company’s 401(k) Plan (including any promissory notes evidencing outstanding loan balances under such plan) to the Acquiror’s 401(k) Plan, and the Acquiror shall cause the Acquiror’s 401(k) Plan to accept such direct rollovers (including any promissory notes evidencing outstanding loan balances under such plan).

Section 6.3 Credited Service. The Acquiror shall, or shall cause its Affiliates to, credit service accrued by Transferred Employees with, or otherwise recognized for purposes of the Company Plans, the Company or its Affiliates as of the Closing for purposes of (a) eligibility and vesting, and (b) vacation accrual and severance benefit determinations under the benefit plans, programs, policies and arrangements (including benefits under any defined contribution retirement, medical, dental, vision, basic life and accidental death and dismemberment insurance, vacation, seniority payment, equity, or severance plans, programs or policies) of the Acquiror and its Affiliates, in each case, to the extent credited under the Company Plans; provided, however, that in no event shall such credit result in the duplication of benefits or the funding thereof. The Acquiror shall, or shall cause an Affiliate to, assume and honor all accrued and unused vacation and paid time off balances of the Transferred Employees in accordance with the applicable Company Plan in effect at the Closing Date, except to the extent any such balances are paid to such Transferred Employee in connection with the Closing in accordance with any applicable Laws. The Acquiror shall use commercially reasonable efforts, and shall cause its Affiliates to use commercially reasonable efforts, to, (i) waive any preexisting condition limitations otherwise applicable to Transferred Employees and their eligible dependents under any plan of the Acquiror or any of its Affiliates that provides group health benefits in which the Transferred Employees may be eligible to participate following the Closing (such plans, the “Acquiror Plans”), to the extent waived or satisfied with respect to such employees as of the Closing under the analogous Company Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by Transferred Employees and their eligible dependents under the Company Plan providing group health benefits in which such Transferred Employees participated immediately prior to the Closing during the portion of the calendar year prior to the Closing in satisfying any deductibles, co-payments or out-of-pocket maximums under an Acquiror Plan in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Transferred Employee and such Transferred Employee’s eligible dependents on or after the Closing, in each case, to the extent such Transferred Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Plan prior to the Closing.

Section 6.4 Flexible Spending Plan. Effective as of the last day of the month in which the Closing occurs (the “Company FSA End Date”), Transferred Employees who participate in the Company Plan that is a flexible spending account plan (such accounts, the “Company FSA” and such participants in the Company FSA, “FSA Participants”) shall no longer be eligible to contribute to the Company FSA except as otherwise provided by and in accordance with COBRA. Effective as of the Closing Date, to the extent not previously established or already maintained, the Acquiror, or one of its Affiliates, shall establish a flexible spending account plan which shall (i) permit immediate participation as of the first day of the month immediately following Closing for all FSA Participants and (ii) accept for reimbursement any claims related to the calendar year in which the Closing Date occurs and eligible for reimbursement on the basis of participant elections initially made under the Company FSA, to the extent such claims have not been previously reimbursed by the Company. The salary reduction election of FSA Participants under the Company FSA will be continued by the Acquiror following Closing (and no such FSA Participant shall be able to change such an election as a result of the transactions contemplated by this Agreement). The Company shall provide to the Acquiror as soon as administratively feasible, but in no event later than ten (10) Business Days following the date of this Agreement, a schedule setting forth the FSA Participants and (x) if applicable, the amount each FSA Participant has elected to contribute to the Company FSA for the calendar year in which the Closing Date occurs and (y) the account balance of each FSA Participant (the “FSA Balances”). In addition, the Company shall provide to the Acquiror as soon as administratively feasible, but in no event later than ten (10) Business Days, following the Company FSA End Date, an updated schedule setting forth the FSA Balance for each FSA Participant as of the Company FSA End Date. To the extent the FSA Balances in the aggregate are positive, the Company shall make a payment to the Acquiror equal to the aggregate positive FSA Balances by the fifteenth (15th) Business Day following the Closing

Date. To the extent the FSA Balances in the aggregate are negative, the Acquiror shall make a payment to the Company equal to the aggregate negative FSA Balances by the fifteenth (15th) Business Day following the Closing Date. The Company shall reasonably cooperate with the Acquiror in order to effectuate the foregoing, including by providing the FSA Participants’ claims history, to the extent permitted by applicable Law, under the Company FSA in order to verify the FSA Balances. Notwithstanding the foregoing, no Business Employee who elects COBRA continuation coverage with respect to such Business Employee’s flexible spending account shall be considered an FSA Participant and any such Business Employee’s flexible spending account balance shall not be an FSA Balance.

Section 6.5 COBRA. The Acquiror shall provide, or shall cause its Affiliates to provide, continuation health care coverage to Transferred Employees and their qualified beneficiaries who incur a qualifying event, in accordance with the continuation health care coverage requirements of COBRA or any similar provisions of state Law, on or after the Closing Date.

Section 6.6 Pre-Closing Date Claims under Company Plans. To the extent that a Transferred Employee was a participant in a Company Plan, the Company Plans shall be responsible for providing welfare benefits (including medical, hospital, vision, dental, accidental death and dismemberment, life, disability and other similar benefits) to any participating Transferred Employees for all claims incurred prior to the Closing Date under and subject to the generally applicable terms and conditions of such plans. For purposes of this Section 6.6, a claim is incurred with respect to (i) accidental death and dismemberment, disability, life and other similar benefits when the event giving rise to such claim occurred and (ii) medical, hospital, vision, dental and other similar benefits when the services with respect to such claim are rendered.

Section 6.7 Post-Closing Date Claims. The Acquiror shall indemnify, defend and hold the Company and its Affiliates harmless from and against any and all Liability of any kind or nature involving or related to the employment of the Transferred Employees by the Acquiror or its Affiliates from and after the Closing Date, including any Liability related to any employee benefit plan sponsored or maintained by the Acquiror or its Affiliates after the Closing or the termination of employment from the Acquiror or one of its Affiliates on or following the Closing Date.

Section 6.8 Standard Procedure. With respect to employment Tax matters, (a) the Acquiror shall not assume the Company’s obligation to prepare, file and furnish IRS Form W-2s with respect to the Transferred Employees for the year including the Closing Date; (b) the Company and the Acquiror shall utilize the “standard procedure” with respect to each Transferred Employee pursuant to the procedure prescribed by Section 4 of Revenue Procedure 2004-53, 34 I.R.B 320; and (c) the Company and the Acquiror shall cooperate in good faith to adopt similar procedures under applicable wage payment, reporting and withholding Laws for all Transferred Employees in all appropriate jurisdictions.

Section 6.9 Cooperation. The Company shall use commercially reasonable efforts to assist and cooperate with the Acquiror in order to effectuate the provisions of this Article VI, as reasonably requested by the Acquiror.

Section 6.10 No Third-Party Beneficiaries. The provisions of this Article VI are solely for the benefit of the parties to this Agreement, and no current or former employee, director or independent contractor or any other individual associated therewith or any Person other than the parties to this Agreement shall be regarded for any purpose as a third-party beneficiary of the Agreement. Nothing herein shall be construed as an amendment to any Company Plan or other employee benefit plan for any purpose. Nothing in this Article VI shall be construed to (i) limit the right of the Acquiror or any of its Affiliates to amend or terminate any employee benefit plan, or require the Acquiror or any of its Affiliates to establish or maintain any specific employee benefit plan, (ii) require the Acquiror or any of its Subsidiaries to retain the employment of any particular Transferred Employee for any fixed period of time following the Closing Date, or (iii) create a right in any Transferred Employee to any particular term or condition of employment.

ARTICLE VII

TAX MATTERS

Section 7.1 Tax Matters.

(a) Straddle Periods. In the case of any Straddle Period, the amount of Taxes allocable to the portion of the such taxable period ending on the Closing Date shall be deemed to be: (i) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in such Taxable period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Taxable period; and (ii) in the case of Taxes not described in (i) above, the amount of any such Taxes shall be determined as if such taxable period ended as of the close of business on the Closing Date; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the pre- and post-Closing portions of the Straddle Period in proportion to the number of days in each period.

(b) Allocation of Purchase Price. The Acquiror and the Company agree that the Purchase Price (together with any other amounts treated as consideration for U.S. federal income (and other applicable) Tax purposes shall be allocated for U.S. federal (and other applicable) Tax purposes among the Transferred Assets and the restrictive covenants contained in Section 5.16 in accordance with the applicable Tax law, including the rules under Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision of state or local law). The Acquiror shall prepare an initial allocation and deliver such allocation to the Company for review and consent within sixty (60) days after the Purchase Price is finally determined pursuant to Section 2.9 of this Agreement. The Company shall deliver any comments to the initial allocation within thirty (30) days after receipt from the Acquiror and the parties will cooperate to resolve any disputes with respect to such comments in good faith. Any dispute that cannot be resolved through good faith negotiation will be referred to the Independent Accounting Firm whose determination shall be final and binding upon the parties hereto and resolved in accordance with Section 2.8 of this Agreement; provided, however, that the cost of the Independent Accounting Firm shall be borne equally by the Acquiror and the Company. In the event the Purchase Price is subsequently adjusted pursuant to this Agreement, the Acquiror and the Company shall cooperate in good faith to mutually agree on adjustments to the allocation in accordance with this Section 7.1(b). Except as required by applicable law, the Acquiror and the Company agree to act in accordance with the allocation (as finally determined pursuant to this Section 7.1(b)) for all Tax purposes, including any forms or reports required to be filed pursuant to Section 1060 of the Code, the Treasury Regulations promulgated thereunder or any applicable provisions of local, state and foreign law, and to cooperate in the preparation of any such forms and to file such forms in the manner required by applicable law; provided, however, that if the parties cannot resolve any dispute regarding the allocation of the Purchase Price pursuant to this Section 7.1(b) prior to the date that any such forms or reports are required to be filed, the Acquiror and the Company shall be permitted to use any allocation such party reasonably believes is consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1 Conditions to Obligations of Each Party to Effect the Transaction. The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

(a) No Governmental Order. There shall be no Law or Governmental Order in existence, enacted, promulgated, entered into or issued, in each case, that prohibits, enjoins, restricts or makes illegal the consummation of the transactions contemplated by this Agreement; and

(b) Governmental Approvals. Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated (“Antitrust Clearance”).

Section 8.2 Conditions to Obligations of the Acquiror to Effect the Transaction. The obligations of the Acquiror to consummate the transactions contemplated by this Agreement shall be further subject to the fulfillment or waiver by the Acquiror in its sole discretion, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in the Fundamental Representations shall be true and correct in all respects (in each case except for any de minimis changes), in each case both when made and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (ii) all other representations and warranties of the Company contained in Article III shall be true and correct (without giving effect to any limitation as to “material,” “materiality” or “Material Adverse Effect” or similar limitation set forth therein) both when made and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “material,” “materiality” or “Material Adverse Effect” or similar limitation set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(b) Covenants. The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Closing;

(c) MAE. From the date of this Agreement through the Closing Date, there shall not have occurred a Material Adverse Effect;

(d) Officer’s Certificate. The Acquiror shall have received a certificate signed by a duly authorized officer of the Company to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied; and

(e) Closing Deliveries. The Company shall have executed and delivered, or caused to be executed and delivered, each of the Ancillary Agreements to be entered into at the Closing and any other documents required to be delivered by the Company pursuant to Section 2.5.

Section 8.3 Conditions to Obligations of the Company to Effect the Transaction. The obligations of the Company to consummate the transactions contemplated by this Agreement shall be further subject to the fulfillment or waiver by the Company in its sole discretion, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Acquiror contained in Article IV shall be true and correct in all respects (without giving effect to any limitation as to “material” or “materiality” or similar limitation set forth therein) both when made and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in each case, where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “material” or “materiality” or similar limitation set forth therein) would not be reasonably expected to prevent or materially delay the consummation by the Acquiror of the transactions contemplated by, or the performance by the Acquiror of any of its material obligations under, this Agreement;

(b) Covenants. The Acquiror shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing;

(c) Officer’s Certificate. The Company shall have received a certificate signed by a duly authorized officer of the Acquiror to the effect that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied; and

(d) Closing Deliveries. The Acquiror shall have executed and delivered, or caused to be executed and delivered, each of the Ancillary Agreements to be entered into at the Closing and any other documents required to be delivered by the Acquiror pursuant to Section 2.6.

Section 8.4 Frustration of Closing Conditions. Neither the Company nor the Acquiror may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such party’s failure to act in good faith or such party’s failure to use its reasonable best efforts to cause the Closing to occur, as required by Section 5.4(a).

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be terminated prior to the Closing:

(a) by the mutual written consent of the Company and the Acquiror;

(b) by either the Company or the Acquiror on or after February 8, 2020 (as such date may be extended pursuant to this Section 9.1(b), the “End Date”) if the Closing shall not have occurred on or prior to the End Date; provided, however, that if as of such date all of the conditions set forth in Article VIII have been satisfied (other than (i) the conditions set forth in Section 8.1(a) or Section 8.1(b) (to the extent relating in whole or in part to or arising under the Antitrust Clearance) and (ii) those conditions that by their terms are to be satisfied by actions to be taken at the Closing (provided, that such conditions are capable of being satisfied as of such date)), either the Company or the Acquiror may extend such date to May 8, 2020; provided, further, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party if the failure of the Closing to occur is the result of a breach by such party of any of its covenants or agreements hereunder in any material respect;

(c) by either the Company or the Acquiror if there shall be in effect a final and non-appealable Law or Governmental Order prohibiting, enjoining, restricting or making illegal the consummation of the transactions contemplated by this Agreement;

(d) by the Company, if (i) the Acquiror shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement such that any of the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and (ii) if such breach is curable by the End Date, such breach has not been cured by the earlier of (A) thirty (30) days after the Acquiror receives written notice of such breach from the Company and (B) the End Date; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to the Company if the Company is then in material breach of this Agreement; or

(e) by the Acquiror, if (i) the Company shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement such that any of the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and (ii) if such breach is curable by the End Date, such breach has not been cured by the earlier of (A) thirty (30) days after the Company receives written notice of such breach from the Acquiror and (B) the End Date; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to the Acquiror if the Acquiror is then in material breach of this Agreement.

Section 9.2 Notice of Termination. Any party desiring to terminate this Agreement pursuant to Section 9.1 shall give written notice of such termination to the other party or parties, as the case may be, to this Agreement.

Section 9.3 Effect of Termination(a) . In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become null and void and be of no further force and effect, and there shall be no Liability in respect of this Agreement or any of the transactions contemplated hereby on the part of any party to this Agreement or any of its Affiliates or Representatives, except (i) that the Confidentiality Agreement shall survive in accordance with its terms and (ii) no termination shall relieve any party hereto from any Liability resulting from Fraud or the willful and material breach by such party of any of its representations, warranties, covenants or other agreements set forth in this Agreement. For purposes of this Section 9.3, “willful and material breach” shall mean a material breach of this Agreement that is the consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would reasonably be expected to, cause such a material breach of this Agreement. For purposes of clarification, if either the Acquiror or the Company does not consummate the transactions contemplated by this Agreement if and when it is required to do so pursuant to Section 2.3, such event shall be deemed to be a willful and material breach by such party of this Agreement.

Section 9.4 Extension; Waiver. At any time prior to the Closing, either the Company or the Acquiror may (i) extend the time for the performance of any of the obligations or other acts of the other Person, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any certificate or document to be delivered pursuant to this Agreement, or (iii) waive compliance with any of the agreements or conditions contained in this Agreement (other than the conditions set forth in Section 8.1), but such waiver of compliance with such agreements or conditions shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any such extension or waiver shall be valid only if set forth in an instrument in writing expressly waiving or extending such agreement, condition, term or provision signed by the party granting such extension or waiver. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure or delay by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

ARTICLE X

INDEMNIFICATION

Section 10.1 Indemnification by the Company.

(a) From and after the Closing, and subject to the limitations set forth in this Article X and Section 11.1, the Company shall indemnify, defend and hold harmless the Acquiror and its Affiliates and their respective officers, directors and employees (collectively, the “Acquiror Indemnified Parties”) against, and reimburse any Acquiror Indemnified Party for, all Losses suffered or incurred by such Acquiror Indemnified Party to the extent such Losses resulted from:

(i) any breach or inaccuracy of any representation or warranty (a “Warranty Breach”) made by the Company in this Agreement or any certificate delivered hereunder;

(ii) any breach or failure by the Company to perform any of its covenants or obligations contained in this Agreement; or

(iii) any Excluded Liability or Excluded Asset.

(b) Notwithstanding any other provision to the contrary contained in this Agreement, except in the case of Fraud, (i) the Company shall not be required to indemnify, defend or hold harmless any Acquiror Indemnified Party against, or reimburse any Acquiror Indemnified Party for, any Losses with respect to Warranty Breaches (other than, in the case of clauses (B) and (C) below, Warranty Breaches in respect of (x) the Fundamental Representations or (y) the representations set forth in Section 3.8(b), Section 3.18 or Section 3.21 (such Warranty Breaches, the “Specified Warranty Breaches”)), (A) to the extent the amount of such Loss was specifically reflected in the Closing Adjustment or the Post-Closing Adjustment (including as resolved pursuant to the Post-Closing Adjustment procedures set forth in Section 2.7, Section 2.8 or Section 2.9), (B) with respect to any claim (and aggregating all Losses with respect to claims arising from substantially identical facts) unless such claim (or claims) involves Losses in excess of $200,000 (nor shall such item be applied to or considered for purposes of calculating the aggregate amount of the Acquiror Indemnified Parties’ Losses) and (C) until the aggregate amount of the Acquiror Indemnified Parties’ Losses exceeds $5,920,000 (the “Deductible Amount”), after which the Company shall only be obligated for such aggregate Losses of the Acquiror Indemnified Parties in excess of the Deductible Amount, but only if such Losses also meet the requirements of subclauses (A) and (B) of clause (i) of this Section 10.1(b); and (ii) the cumulative indemnification obligation of the Company under Section 10.1(a)(i) (other than in respect of any Specified Warranty Breaches) shall in no event exceed $29,600,000. Notwithstanding anything in this Article X to the contrary, except in the case of Fraud, the Company shall in no event be required to indemnify the Acquiror Indemnified Parties pursuant to under Section 10.1(a)(i) (including in respect of any Specified Warranty Breaches) for Losses in excess of the Purchase Price.

(c) For purposes of applying the post-closing indemnification remedies provided in this Article X, when (i) determining whether any breach or inaccuracy of a representation or warranty in this Agreement or in any of the Ancillary Agreements made by the Company in this Agreement has occurred and (ii) calculating the amount of any Losses relating thereto, in each case, the representations and warranties made by the Company in this Agreement shall be considered and applied without regard to any reference as to “materiality,” “Material Adverse Effect” or similar materiality qualifications set forth therein; provided, however, that the foregoing shall not apply to the materiality qualifications (A) set forth in the first sentence in Section 3.9(a), (B) set forth in clause (ii) of Section 3.10(a) solely with respect to the list of material Environmental Permits referred to therein and (C) when used as part of the defined terms “Material Contract”, “Material Adverse Effect”, “Material Customers” and “Material Suppliers”; provided, further, that this Section 10.1(c) shall in no respect modify the other provisions of this Agreement for purposes of determining whether any conditions set forth in Article VIII have been satisfied.

Section 10.2 Indemnification by the Acquiror. From and after the Closing, and subject to the limitations set forth in this Article X and Section 11.1, the Acquiror shall indemnify, defend and hold harmless the Company and its Affiliates and their respective officers, directors and employees (collectively, the “Company Indemnified Parties”) against, and reimburse any Company Indemnified Party for, all Losses suffered or incurred by such Company Indemnified Party to the extent such Losses resulted from:

(a) any Warranty Breach made by the Acquiror in this Agreement or any certificate delivered hereunder;

(b) any breach or failure by the Acquiror to perform any of its covenants or obligations contained in this Agreement; or

(c) in each case subject to Section 10.1, any Assumed Liability or Transferred Asset.

Section 10.3 Notification of Claims.

(a) Except as otherwise provided in any Ancillary Agreement, a Person that may be entitled to be indemnified under any of the Transaction Agreements (the “Indemnified Party”), shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim, demand or circumstance that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail (to the extent known) the facts and circumstances with respect to the subject matter of such claim, demand or circumstance (including, to the extent known, a good-faith estimate of the amount the Indemnified Party estimates that it is entitled to receive hereunder with respect to such claim for indemnity from the Indemnifying Party); provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X except (and only) to the extent the Indemnifying Party is materially prejudiced by such failure.

(b) No claim for indemnity under Section 10.1 or Section 10.2 for breach of any representation, warranty, covenant or agreement may be made after the expiration of the applicable survival period under Section 11.1; provided, however, that if a written claim or written notice is duly given in good faith under Section 10.3(a) with respect to any claim for indemnification for breach of any such representation, warranty, covenant or agreement prior to the expiration of the applicable survival period set forth in Section 11.1, the claim with respect to such alleged breach of such representation, warranty, covenant or agreement shall continue until such claim is finally resolved pursuant to this Article X.

(c) Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 10.3(a) that is not a Third Party Claim (such claim, a “Direct Claim”), the Indemnifying Party shall have a period of thirty (30) days within which to evaluate and respond in writing to any Direct Claim. If the Indemnifying Party does not notify the Indemnified Party of its objection to such Direct Claim within such thirty (30) day-period, the Indemnifying Party shall be deemed to have accepted and agreed with such Direct Claim. If the Indemnifying Party notifies the Indemnified Party of its objection to such Direct Claim within such thirty (30) day-period, the Indemnifying Party and the Indemnified Party shall, during the thirty (30) days following receipt by the Indemnified Party of the Indemnifying Party’s objection notice, attempt to resolve their dispute with respect to such Direct Claim. If the Indemnified Party and the Indemnifying Party are unable to resolve their dispute with respect to such Direct Claim within such thirty (30) day-period, the Indemnified Party shall be entitled to pursue such remedies as may be available to it under this Agreement.

(d) Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 10.3(a) that is a Third Party Claim, the Indemnifying Party shall have at any time the right (but not the obligation) to assume the defense and control of such Third Party Claim at its sole cost and expense and with its own counsel if the Indemnifying Party provides written notice to the Indemnified Party that the Indemnifying Party intends to undertake such defense and if (i) the Indemnifying Party’s counsel is reasonably satisfactory to the Indemnified Party, (ii) the Indemnifying Party provides written confirmation to the Indemnified Party of the Indemnifying Party’s obligation to indemnify the Indemnified Party, subject to the limitations set forth in this Article X, with respect to any Losses with respect to such Third Party Claim, (iii) such Third Party Claim involves only monetary damages and is not a criminal or quasi-criminal Action and does not seek any material injunction or other material equitable relief against any Indemnified Party, and (iv) such Third Party Claim is not asserted by (or does not substantively involve) one of the then existing ten (10) largest customers of the Business (as measured by sales of the Business for the immediately preceding twelve (12) months) or any Governmental Entity. If the Indemnifying Party assumes the defense and control of such claim, the Indemnified Party shall have the right (but not the obligation) to participate in the defense of such Third Party Claim with its own separate counsel and at its own expense (other than any fees and expenses of such separate counsel that are incurred between the date the Indemnified Party provides the Indemnifying Party with the notice of such Third Party Claim and the date the Indemnifying Party effectively assumes control of such defense, which fees and expenses shall, notwithstanding the foregoing but subject to the limitations set forth in this Article X, be borne by the Indemnifying Party to the extent the underlying matter is determined to be subject to indemnification pursuant to this Article X); provided, however, that the Indemnified Party may hire separate counsel, and the reasonable fees and expenses of such counsel shall be borne by the Indemnifying Party (A) if the Indemnifying Party fails to actively and diligently conduct the defense of such Third Party Claim, the Indemnified Party has notified the Indemnifying Party of such failure and the Indemnifying Party does not cure such failure within twenty (20) Business Days following receipt of such notice, (B) upon reasonable advice of counsel to the Indemnified Party that a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable or (C) if one or more defenses are available to the Indemnified Party that are not available to the Indemnifying Party. In the event the Indemnifying Party assumes the defense of (or otherwise elects to negotiate or settle or compromise) a Third Party Claim as described above, the Indemnified Party shall reimburse the Indemnifying Party for all costs and expenses incurred by the Indemnifying Party in connection with such defense (or negotiation, settlement or compromise) to the extent, if applicable, that such costs and expenses do not exceed the amount of the remaining Deductible Amount. Whether or not the Indemnifying Party chooses to defend or prosecute any such Third Party Claim, all of the parties hereto shall reasonably cooperate in the defense or prosecution thereof, including by (1) retaining and providing the records and information of the Indemnified Party that is relevant to such Third Party Claim and (2) making available employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder. The Indemnifying Party shall not consent to a settlement or compromise of, or the entry of any judgment arising from, any Third Party Claim, without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed), except to the extent the proposed settlement, compromise or judgment (x) includes an express, complete and unconditional general release by the Person asserting the Third Party Claim of the Indemnified Party from all Liabilities in respect of such Third Party Claim with prejudice, (y) does not require any admission or finding of wrong doing on behalf of the Indemnified Party and (z) does not impose any injunctive or other equitable remedies or other obligation on the Indemnified Party other than the payment of money damages for which such Indemnified Party will be indemnified. The Indemnified Party shall not consent to any settlement or compromise of, or the entry of any judgment arising from, any Third Party Claim, without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed).

Section 10.4 Exclusive Remedies. Except with respect to the matters covered by Sections 2.7 through 2.9, in the case of Fraud and other than with respect to any equitable remedies contemplated by Section 11.11, the Company and the Acquiror acknowledge and agree that, following the Closing, (x) the indemnification provisions of this Article X shall be the sole and exclusive legal remedies for monetary damages of any Company Indemnified Party and any Acquiror Indemnified Party, respectively, in each case, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that it may at any time suffer or incur, or become subject to, as a result of, or in connection with, this Agreement or the transactions contemplated hereby, including any breach of any representation or warranty in this Agreement by the Acquiror or the Company, respectively, or any failure by the Acquiror or the Company, respectively, to perform or comply with any covenant or agreement set forth herein. Without limiting the generality of the foregoing, the parties hereto hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

Section 10.5 Additional Indemnification Provisions.

(a) The amount which the Indemnifying Party is or may be required to pay to any Indemnified Party pursuant to this Article X shall be reduced (retroactively, if necessary, pursuant to the following sentence) by any insurance proceeds or other amounts actually received by such Indemnified Party or any of its Affiliates in reduction of the related Losses (in each case net of all reasonable out-of-pocket costs of any such enforcement, including deductibles and retro-premium adjustments and reasonable attorneys’ fees). If an Indemnified Party or any of its Affiliates receives an indemnification payment required by this Agreement from the Indemnifying Party in respect of Losses and shall subsequently receive insurance proceeds or other amounts in respect of such Losses from other third Persons, then such Indemnified Party or Affiliate, as the case may be, shall promptly repay to the Indemnifying Party a sum equal to the amount of such insurance proceeds or other amounts actually received to the extent such amount would give rise to a double recovery by such Indemnified Party (in each case net of all reasonable out-of-pocket costs of any such enforcement, including deductibles and retro-premium adjustments and reasonable attorneys’ fees).

(b) If an Indemnifying Party makes any payment for any Losses suffered or incurred by an Indemnified Party pursuant to the provisions of this Article X, such Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party against insurance companies with respect to such Losses and with respect to the claim giving rise to such Losses.

(c) If any fact, circumstance or condition forming a basis for a claim for indemnification under this Article X shall overlap with any fact, circumstance, condition, agreement or event forming the basis of any other claim for indemnification under this Article X, there shall be no duplication in the calculation of the amount of the Losses. In addition, neither the Company nor the Acquiror shall have any Liability under this Article X for the amount of any Losses specifically included in the calculation of the Final Net Working Capital.

(d) The parties agree to treat all payments made by or deemed to be made by a party under this Article X as adjustments to the Purchase Price for all Tax purposes to the maximum extent permitted by applicable Law.

Section 10.6 Mitigation. Each of the parties agrees to take all commercially reasonable steps to avoid, minimize and mitigate its Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder, in each case to the extent required by and in accordance with New York Law.

Section 10.7 Limitation on Liability. Notwithstanding anything in this Agreement to the contrary, none of the parties hereto shall be liable for special, punitive, exemplary, incidental, consequential or indirect damages or loss of revenue, income or profits, diminution of value or loss of business reputation or opportunity of any other party or any of the other Acquiror Indemnified Parties or Company Indemnified Parties, as applicable, whether based on contract, tort, strict liability, other Law or otherwise and whether or not arising from any such Person’s sole, joint or concurrent negligence, strict liability or other fault, for any matter relating to this Agreement and the transactions contemplated hereby, and in particular, no “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of any Losses (“Non-Reimbursable Losses”); provided, however, that any such amounts that are actually required to be paid to third parties pursuant to a Third Party Claim shall not be deemed to constitute Non- Reimbursable Losses.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1 Survival. The representations and warranties, covenants and agreements in this Agreement shall survive the Closing until 11:59 p.m. Eastern time on the eighteen (18) month anniversary of the Closing Date, except for (i) the covenants and agreements of the parties hereto contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Closing Date, in each case which shall survive in accordance with their respective terms or, if no such term is expressly stated, until the expiration of the statute of limitations period applicable to the matters covered thereby, (ii) the Fundamental Representations, which shall survive indefinitely, (iii) the representations and warranties contained in Section 3.21, which shall survive until the expiration of the statute of limitations period applicable to the matters covered thereby plus sixty (60) days, and (iv) the representations and warranties contained in Section 3.10, which shall survive until the until the three (3) year anniversary of the Closing Date.

Section 11.2 Expenses. Except as may be otherwise specified in the Transaction Agreements, all costs and expenses, including fees and disbursements of counsel, financial advisers and accountants, incurred in connection with the Transaction Agreements and the transactions contemplated by the Transaction Agreements shall be paid by the Person incurring such costs and expenses, whether or not the Closing shall have occurred or this Agreement is terminated.

Section 11.3 Notices. All notices, requests, claims, demands and other communications under the Transaction Agreements shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile (if applicable below) or email (in each case to the extent the receipt of such email is acknowledged by the recipient within one (1) Business Day thereafter, except pursuant to any automatic read-receipt or other similar automatic notification), or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.3):

(i) if to the Company:

Harsco Corporation

350 Poplar Church Road

Camp Hill, Pennsylvania 17011

E-mail: rhochman@harsco.com

Facsimile: (717) 265-8144

Attention: Russell Hochman

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention:    Mario Ponce

                    Sebastian Tiller

Facsimile:   212-455-2502

Email:         mponce@stblaw.com

                    stiller@stblaw.com

(ii) if to the Acquiror or Parent:

c/o Chart Industries, Inc.

3055 Torrington Drive

Ball Ground, GA 30107

Attention:     Jillian Evanko

                     Herbert Hotchkiss

Email:           jillian.evanko@chartindustries.com

                       herbert.hotchkiss@chartindustries.com

with a copy to:

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601-9703

Attention:     Matt Stevens

Email:           mstevens@winston.com

Section 11.4 Public Announcements. No party to this Agreement or any Affiliate or Representative of such party shall issue or cause the publication of any press release, public announcement or disclosure of, or otherwise communicate with any news media in respect of, this Agreement or the Ancillary Agreements or the transactions contemplated by this Agreement or the Ancillary Agreements without the prior written consent of each other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or stock exchange rules, in which case the party required to publish such press release or make such public announcement or disclosure shall allow each other party a reasonable opportunity to comment on such press release, public announcement or disclosure in advance of such publication or disclosure, to the extent practicable.

Section 11.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 11.6 Entire Agreement. The Transaction Agreements, together with the Confidentiality Agreement, constitute the entire agreement of the parties hereto with respect to the subject matter of the Transaction Agreements and supersede all prior agreements, undertakings and understandings, both written and oral between or on behalf of the parties hereto with respect to the subject matter of the Transaction Agreements.

Section 11.7 Assignment. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of each other party, except that the Acquiror may assign all or any of its rights and obligations hereunder to any Affiliate of the Acquiror; provided, however, that no such assignment shall relieve the Acquiror of its obligations hereunder.

Section 11.8 No Third-Party Beneficiaries. Except as provided in Article X with respect to the Company Indemnified Parties and the Acquiror Indemnified Parties, this Agreement is for the sole benefit of the parties to this Agreement and their permitted successors and assigns and nothing in this Agreement or any other Transaction Agreements, including Article VI hereto, express or implied, is intended to or shall confer upon any other Person, including any employee or former employee of the Company or the Business, or entity any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, the Financing Sources may enforce on behalf of the Financing Sources Related Parties (and each is an intended third party beneficiary of) the provisions of this proviso to Section 11.8 and Section 11.9, Section 11.11, Section 11.12(c) and Section 11.17.

Section 11.9 Amendment. No provision of this Agreement, including any Exhibits or Disclosure Schedule hereto, may be amended, supplemented or modified except by a written instrument making specific reference hereto or thereto signed by each party hereto. No consent from any Indemnified Party under Article X (other than the parties to this Agreement) shall be required in order to amend this Agreement. Notwithstanding anything to the contrary contained herein, the proviso to Section 11.8, this Section 11.9, Section 11.11, Section 11.12(c) and Section 11.17 (and any other provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be amended, modified, waived or terminated in a manner that is materially adverse to a Financing Sources Related Party, as applicable, without the prior written consent of the applicable Financing Sources.

Section 11.10 Disclosure Schedule. Any disclosure with respect to a Section of this Agreement, including any Section of the Disclosure Schedule, shall be deemed to be disclosed for other Sections of this Agreement, including any Section of the Disclosure Schedule, to the extent that the applicability of such disclosure to such other Sections of this Agreement (including such other Section of the Disclosure Schedule) is reasonably apparent on the face of such disclosure. Matters reflected in any Section of this Agreement, including any Section of the Disclosure Schedule, are not necessarily limited to matters required by this Agreement to be so reflected. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. No reference to or disclosure of any item or other matter in any Section of this Agreement, including any Section of the

Disclosure Schedule, shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract, Law or Governmental Order shall be construed as an admission or indication that breach or violation exists or has actually occurred.

Section 11.11 Specific Performance. Each party hereto acknowledges and agrees that each other party would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by any such party could not be adequately compensated by monetary damages alone. Accordingly, in addition to any other right or remedy to which any party hereto may be entitled at Law or in equity, before or after the Closing, each party shall be entitled to seek to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking. Each of the parties hereto further agrees that it shall not object to, or take any position inconsistent with respect to, whether in a court of Law or otherwise, (i) the appropriateness of the specific performance contemplated by this Section 11.11 and (ii) the exclusive jurisdiction of the New York Courts with respect to any action brought for any such remedy. If any party hereto brings any claim to enforce specifically the performance of the terms and provisions of this Agreement in accordance with the terms of this Agreement, then, notwithstanding anything to the contrary contained herein, the End Date shall automatically be extended by the period of time between the commencement of such claim and the date on which such claim is fully and finally resolved. Each party hereto further agrees that (A) by seeking the remedies provided for in this Section 11.11, a party hereto shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement or in the event that the remedies provided for in this Section 11.11 are not available or otherwise are not granted, and (B) nothing set forth in this Section 11.11 shall require any party hereto to institute any Action for (or limit any party’s right to institute any Action for) specific performance under this Section 11.11 prior or as a condition to exercising any termination right under Article IX, nor shall the commencement of any action pursuant to this Section 11.11 or anything set forth in this Section 11.11 restrict or limit any such party’s right to terminate this Agreement in accordance with Article IX or pursue any other remedies under this Agreement that may be available then or thereafter. Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Affiliates and Representatives shall have any rights or claims against any Financing Sources Related Party in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby. No Financing Sources Related Parties shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.

Section 11.12 Governing Law; Consent to Jurisdiction. This Agreement and its enforcement, and any controversy arising out of or relating to the making or performance of this Agreement, shall be governed by and construed in accordance with the law of the State of New York, without regard to New York’s principles of conflicts of law.

(a) Each party hereto irrevocably agrees that the United States District Court for the Southern District of New York and, if such court does not have jurisdiction over such dispute, the Supreme Court of the State of New York located in the Borough of Manhattan (including the applicable appellate courts thereof, collectively, the “New York Courts”) shall have exclusive jurisdiction to settle any claims, differences or disputes which may arise out of or in connection with this Agreement.

(b) Each party hereto irrevocably and unconditionally submits to the jurisdiction of the New York Courts for such purpose and waives any objection it may now or hereafter have to the laying of the venue of any proceedings in any New York Court and any claim that any proceedings brought in any such court have been brought in an inconvenient forum. Each party hereto further irrevocably agrees that a final judgment in any proceedings brought in an applicable New York Court shall be conclusive and binding upon the parties and may be enforced in the courts of any other jurisdiction.

(c) Notwithstanding the foregoing, the Company (on behalf of itself and each of its Affiliates and Representatives) agrees (i) that it will not bring or support any Person in any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources Related Parties in any way arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing, any letter or definitive agreement related thereto or the performance thereof, other than in the United States District Court for the Southern District of New York, sitting in the Borough of Manhattan (or, if such court lacks subject matter jurisdiction, the Supreme Court of the State of New York sitting in the Borough of Manhattan) and any appellate court thereof, and submits for itself and its property with respect to any such Action to the exclusive jurisdiction of such courts; (ii) that all Actions (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources Related Parties in any way relating to the Financing, any letter or definitive agreement related thereto or the performance thereof, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction (except to the extent contemplated by such letter or definitive agreement); and (iii) to waive, and hereby waives, to the fullest extent permitted by applicable Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any Action in any such court.

Section 11.13 Bulk Sales Laws. Each party hereto hereby waives compliance by the Company with the provisions of the “bulk sales”, “bulk transfer” or similar Laws of any jurisdiction inside or outside the United States that may otherwise be applicable with respect to the sale of any of the Transferred Assets, and the Acquiror shall not withhold any portion of the Purchase Price based on such non-compliance.

Section 11.14 Time Period. The parties acknowledge that time is of the essence with respect to the fulfillment of the respective obligations of the parties hereto and the Closing of the transactions contemplated by this Agreement.

Section 11.15 Rules of Construction. Interpretation of the Transaction Agreements shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph and Exhibit are references to the Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified; (c) the terms “hereof”, “herein”, “hereby”, “hereto”, and derivative or similar words refer to this entire Agreement, including the Disclosure Schedule and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in the Transaction Agreements shall mean “including without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) the headings contained in the Transaction Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of the Transaction Agreements; (i) each party hereto has participated in the negotiation and drafting of the Transaction Agreements and if an ambiguity or question of interpretation should arise, the Transaction Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening any party by virtue of the authorship of any of the provisions in any of the Transaction Agreements; (j) any reference to “days” means calendar days unless Business Days are expressly specified; and (k) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

Section 11.16 Counterparts. Each of the Transaction Agreements may be executed in one or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to any Transaction Agreement by facsimile or PDF via email shall be as effective as delivery of a manually executed counterpart of any such Agreement.

Section 11.17 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER TRANSACTION AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY ACTION AGAINST OR INVOLVING ANY FINANCING SOURCES RELATED PARTY ARISING OUT OF THIS AGREEMENT OR THE FINANCING). EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.17.

Section 11.18 “As Is” Sale.

(a) NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN Article III, IT IS THE EXPLICIT INTENT OF EACH PARTY, AND THE PARTIES HEREBY AGREE, THAT NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT COMMON LAW, STATUTORY OR OTHERWISE, WRITTEN OR ORAL, WITH RESPECT TO, (I) THE BUSINESS, THE TRANSFERRED ASSETS, THE ASSUMED CONTRACTS, THE ASSUMED LIABILITIES OR ANY PART THEREOF AND (II) THE ACCURACY OR COMPLETENESS OF THE INFORMATION, RECORDS AND DATA NOW, HERETOFORE, OR HEREAFTER MADE AVAILABLE TO THE ACQUIROR IN CONNECTION WITH THIS AGREEMENT (INCLUDING ANY DESCRIPTION OF THE BUSINESS, THE TRANSFERRED ASSETS, THE ASSUMED CONTRACTS, THE ASSUMED LIABILITIES, REVENUE, PRICE AND EXPENSE ASSUMPTIONS, FINANCIAL PROJECTIONS OR FORECASTS OR ANY OTHER INFORMATION FURNISHED TO THE ACQUIROR BY OR ON BEHALF OF THE COMPANY OR ANY OF ITS AFFILIATES OR ANY REPRESENTATIVE THEREOF) AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. THE ACQUIROR HAS NOT EXECUTED OR AUTHORIZED THE EXECUTION OF THIS AGREEMENT IN RELIANCE UPON ANY SUCH PROMISE, REPRESENTATION OR WARRANTY NOT EXPRESSLY SET FORTH HEREIN.

(b) EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN (INCLUDING THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III), THE COMPANY’S INTERESTS IN THE BUSINESS, TRANSFERRED ASSETS, THE ASSUMED CONTRACTS AND THE ASSUMED LIABILITIES ARE BEING TRANSFERRED “AS IS, WHERE IS, WITH ALL FAULTS,” AND THE COMPANY EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE BUSINESS, TRANSFERRED ASSETS OR THE ASSUMED CONTRACTS, PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS RELATED TO THE BUSINESS AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. WITHOUT LIMITING THE GENERALITY OF THE IMMEDIATELY PRECEDING SENTENCE, EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III, THE COMPANY HEREBY EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT COMMON LAW, STATUTORY, OR OTHERWISE, RELATING TO (I) THE CONDITION OF THE BUSINESS OR THE TRANSFERRED ASSETS (INCLUDING ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, USE, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS) OR (II) ANY INFRINGEMENT BY THE COMPANY OR ANY OF ITS AFFILIATES OF ANY PATENT OR PROPRIETARY RIGHT OF ANY THIRD PARTY. THE ACQUIROR HAS AGREED NOT TO RELY ON ANY REPRESENTATION MADE BY THE COMPANY WITH RESPECT TO THE CONDITION, QUALITY, OR STATE OF THE BUSINESS, THE TRANSFERRED ASSETS AND THE ASSUMED CONTRACTS EXCEPT FOR THOSE EXPRESSLY SET FORTH IN IN ARTICLE III, BUT RATHER, AS A SIGNIFICANT PORTION OF THE CONSIDERATION GIVEN TO THE COMPANY FOR THIS PURCHASE AND SALE, HAS AGREED TO RELY SOLELY AND

EXCLUSIVELY UPON ITS OWN EVALUATION OF THE BUSINESS, THE TRANSFERRED ASSETS AND THE ASSUMED CONTRACTS, EXCEPT AS PROVIDED HEREIN. THE PROVISIONS CONTAINED IN THIS AGREEMENT (INCLUDING THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III) ARE THE RESULT OF EXTENSIVE NEGOTIATIONS BETWEEN AND AMONG THE PARTIES AND NO OTHER ASSURANCES, REPRESENTATIONS OR WARRANTIES ABOUT THE QUALITY, CONDITION OR STATE OF THE BUSINESS, THE TRANSFERRED ASSETS OR THE ASSUMED CONTRACTS WERE MADE BY THE COMPANY IN THE INDUCEMENT THEREOF, EXCEPT AS PROVIDED HEREIN. EXCEPT IN RESPECT OF THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III, THE COMPANY SHALL NOT HAVE OR BE SUBJECT TO ANY LIABILITY TO ACQUIROR RESULTING FROM THE DISTRIBUTION TO THE ACQUIROR OR THE ACQUIROR’S USE OF OR RELIANCE ON, ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO THE ACQUIROR IN EXPECTATION OF, OR IN CONNECTION WITH, THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN FOR FRAUD.

Section 11.19 Parent Guarantee. Parent hereby unconditionally and irrevocably guarantees to the Company the full and timely performance by the Acquiror of the Acquiror’s obligations pursuant to this Agreement and the other Transaction Agreements. This is a guarantee of payment and performance, and not of collection, and Parent acknowledges and agrees that this guarantee is full and unconditional, and no release or extinguishment of the Acquiror’s obligations or liabilities, whether by decree in any bankruptcy proceeding or otherwise, shall affect the continuing validity and enforceability of this guarantee, as well as any provision requiring or contemplating performance by Parent. Parent hereby waives, for the benefit of the Company, (i) any right to require the Company, as a condition of payment or performance by Parent, to proceed against the Acquiror or pursue any other remedy whatsoever and (ii) to the fullest extent permitted by applicable Law, any defenses or benefits that may be derived from or afforded by applicable Law which limit the liability of or exonerate guarantors or sureties, except to the extent that any such defense is available to the Acquiror. Notwithstanding anything to the contrary contained in this Section 11.19, the Company hereby agrees that Parent shall have all defenses to its obligations hereunder that would be available to the Acquiror under this Agreement.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

HARSCO CORPORATION

/s/ Russell C. Hochman
Name: Russell C. Hochman
Title: Senior Vice President and General Counsel, Chief Compliance Officer & Corporate Secretary

E&C FINFAN, INC.

/s/ Jillian C. Evanko
Name: Jillian C. Evanko
Title: President and Chief Executive Officer

CHART INDUSTRIES, INC. (solely with respect to Section 11.19)

/s/ Jillian C. Evanko
Name: Jillian C. Evanko
Title: President and Chief Executive Officer

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